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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4) OF
THE SECURITIES EXCHANGE ACT OF 1934

Osiris Therapeutics, Inc.
(Name of Subject Company)

Osiris Therapeutics, Inc.
(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

68827R108
(CUSIP Number of Class of Securities)

James Black
Chief Legal Officer
Osiris Therapeutics, Inc.
7015 Albert Einstein Drive
Columbia, Maryland 21046
(443) 545-1800
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

John B. Beckman, Esq.
Leslie B. Reese, III, Esq.
Hogan Lovells US LLP
555 Thirteenth Street, NW
Washington, D.C. 20004
(202) 637-5600

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1.    SUBJECT COMPANY INFORMATION

(a) Name and Address

        The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this "Schedule 14D-9") relates is Osiris Therapeutics, Inc., a Maryland corporation (the "Company"). The Company's principal executive offices are located at 7015 Albert Einstein Drive, Columbia, Maryland 21046. The Company's telephone number at this address is (443) 545-1800.

(b) Securities

        The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock, par value $0.001 per share, of the Company (the "Company Common Stock"). As of the close of business on March 19, 2019, there were 34,528,289 shares of Company Common Stock (the "Shares") issued and outstanding. As of March 19, 2019, there were 590,751 Shares issuable upon the exercise of outstanding options.

ITEM 2.    IDENTITY AND BACKGROUND OF FILING PERSON

(a) Name and Address

        The name, business address and business telephone number of the Company, which is the subject company and the person filing this Schedule 14D-9, are set forth in "Item 1. Subject Company Information" above.

(b) Tender Offer

        This Schedule 14D-9 relates to the cash tender offer by Papyrus Acquisition Corp., a Maryland corporation ("Purchaser") and a direct subsidiary of Smith & Nephew Consolidated, Inc., a Delaware corporation ("Parent") and an indirect wholly owned subsidiary of Smith & Nephew plc, an English public limited company ("Smith & Nephew"), to purchase all of the outstanding Shares at a purchase price of $19.00 per Share, in cash, without interest and less any required withholding taxes (such price, the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 20, 2019 (as amended or supplemented from time to time, the "Offer to Purchase"), and the related Letter of Transmittal (as amended or supplemented from time to time, the "Letter of Transmittal", which, together with the Offer to Purchase, constitutes the "Offer").

        The Offer and withdrawal rights will expire at 12:01 a.m. Eastern Time, on April 17, 2019 (the "Expiration Time"), unless the Offer is extended or earlier terminated in accordance with the terms of the Merger Agreement (as defined below), in which event the term "Expiration Time" will mean the date to which the initial expiration date of the Offer is so extended.

        The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of March 12, 2019 (as it may be amended from time to time, the "Merger Agreement"), among the Company, Parent, Purchaser and, solely for the purposes of Section 7.02 and Article XI thereto, Smith & Nephew. The consummation of the Offer is subject to various conditions, including there being validly tendered in the Offer and not validly withdrawn prior to the Expiration Time that number of Shares which, when added to the Shares owned by Parent and its affiliates, represents at least a majority of the outstanding Shares on a fully diluted basis as of the Expiration Time (the "Minimum Tender Condition"), including for the purposes of this calculation, the aggregate number of Shares issuable assuming the conversion or exchange of any then-outstanding warrants, options, benefit plans or obligations, securities or instruments convertible or exchangeable into, or rights exercisable for, such securities, but only to the extent so exercisable, convertible or exchangeable prior to consummation of the Merger (as defined below) or as a result of the consummation of the Offer or the Merger. The

Merger Agreement provides, among other things, that as promptly as practicable following the time that Purchaser first accepts Shares for payment pursuant to the Offer (the "Acceptance Time"), and subject to the satisfaction or waiver of the other conditions set forth in the Merger Agreement, Purchaser will merge with and into the Company (the "Merger"), with the Company continuing as the surviving corporation (the "Surviving Corporation") and a wholly owned subsidiary of Parent. At the effective time of the Merger (the "Effective Time"), each outstanding Share (other than Shares directly owned (a) by any of the Company's subsidiaries and (b) by Purchaser immediately prior to the Effective Time) will be converted into the right to receive the Offer Price. As a result of the Merger, the Company will cease to be a publicly traded company and will become wholly owned by Parent. The Offer, the Merger and the other transactions contemplated by the Merger Agreement are collectively referred to as the "Transaction."

        The Merger Agreement provides that the Merger will be effected pursuant to Section 3-106.1 of the Maryland General Corporation Law, as amended (the "MGCL"), which permits completion of the Merger upon the acquisition by Purchaser in the Offer of at least such percentage of the Shares as would be required to adopt the Merger Agreement at a meeting of stockholders, which in the case of the Company is at least a majority of all Shares that are entitled to vote on the matter. If the Merger is effected pursuant to Section 3-106.1 of the MGCL, no vote of the stockholders of the Company will be required to consummate the Merger.

        The Merger Agreement also provides that, as of the Effective Time, each unexercised option to purchase Shares (each, a "Company Stock Option"), whether vested or unvested, that is outstanding immediately prior to the Effective Time will be canceled with the holder thereof becoming entitled to receive, on the date upon which the Effective Time occurs, an amount in cash, without interest, equal to (a) the excess, if any, of (i) the Offer Price over (ii) the exercise price per Share subject to such Company Stock Option, multiplied by (b) the number of Shares subject to such Company Stock Option (collectively, all such amounts payable, the "Option Amounts").

        The payment of the Option Amounts will be made as soon as practicable following the Effective Time, but no later than 15 calendar days following the Effective Time.

        The terms and conditions of the Offer are described in the Offer to Purchase and the Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and which are incorporated herein by reference. As set forth in the Offer to Purchase, the principal executive office of Parent is located at 5600 Clearfork Main Street, Fort Worth, Texas 76109, and the telephone number at such principal executive office is +44 (0)20 7401 7646; and the principal executive office of Purchaser is located at The Corporation Trust Incorporated, 2405 York Road, Suite 201, Lutherville Timonium, Maryland 21093-2264, and the telephone number at such principal executive office is +44 (0)20 7401 7646. The Offer is also described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO"), which was filed by Smith & Nephew, Parent and Purchaser with the U.S. Securities and Exchange Commission (the "SEC") on March 20, 2019. The Offer to Purchase and the Letter of Transmittal are being mailed to the Company's stockholders together with this Schedule 14D-9.

        The Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

        For the reasons described in more detail below, the Board of Directors of the Company (the "Board") unanimously recommends that the Company's stockholders accept the Offer and tender their Shares pursuant to the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Merger Agreement. The foregoing descriptions of the Merger Agreement and the Offer do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, the Offer to Purchase and the Letter of Transmittal.

        The information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Schedule 14D-9, can be obtained without charge from the SEC's website at www.sec.gov.

ITEM 3.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

        Except as set forth in this Schedule 14D-9, or as otherwise incorporated by reference herein, to the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between (i) the Company or any of its affiliates, on the one hand, and (ii) (a) any of the Company's executive officers, directors or affiliates, or (b) Parent or Purchaser or any of their respective executive officers, directors or affiliates, on the other hand.

Relationship with Parent

Merger Agreement

        On March 12, 2019, the Company entered into the Merger Agreement with Parent, Purchaser and, solely for purposes of Section 7.02 and Article XI thereto, Smith & Nephew. A summary of the material terms of the Merger Agreement set forth in Section 10—"The Merger Agreement; Other Agreements—Summary of the Merger Agreement" of the Offer to Purchase and a description of the conditions of the Offer set forth in Section 14—"Conditions of the Offer" of the Offer to Purchase, respectively, are incorporated herein by reference. Such summary and description do not purport to be complete and are qualified in their entireties by reference to the full text of the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

        The summary and description have been included in this Schedule 14D-9 to provide you with information regarding the terms of the Merger Agreement and are not intended to modify or supplement any factual disclosures about Parent, Purchaser, the Company or their respective affiliates. The representations, warranties and covenants contained in the Merger Agreement were made only as of specified dates for the purposes of the Merger Agreement, were made solely for the benefit of the parties to the Merger Agreement and may be subject to qualifications and limitations agreed upon by the parties. In particular, in reviewing the representations, warranties and covenants contained in the Merger Agreement and discussed in the foregoing description, or any descriptions thereof in this Schedule 14D-9, it is important to bear in mind that such representations, warranties and covenants were negotiated with the principal purpose of allocating risk between the parties, rather than establishing matters as facts, and may have been qualified by confidential disclosures. Such representations, warranties and covenants may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC. Accordingly, investors should not rely on such representations, warranties and covenants as characterizations of the actual state of facts or circumstances described therein. Information concerning the subject matter of such representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties' public disclosures. For the foregoing reasons, the representations, warranties, covenants or descriptions of those provisions should not be read alone and should instead be read in conjunction with the other information contained in the reports, statements and filings that Parent, its affiliates and the Company publicly file.

Confidentiality Agreement

        The Company and Smith & Nephew, Inc., a subsidiary of Smith & Nephew, entered into a confidentiality agreement effective as of July 12, 2018 (the "Confidentiality Agreement"). As a condition to being furnished Confidential Information (as defined in the Confidentiality Agreement), the Company and Smith & Nephew, Inc. agreed, subject to certain exceptions, that, for a period of two years from the date of the Confidentiality Agreement, they would keep such Confidential Information confidential and to use such information solely for the purpose of evaluating and potentially negotiating and implementing a possible transaction involving an affiliate of Smith & Nephew and the Company. The Confidentiality Agreement also contains a mutual non-solicitation covenant, pursuant to which the Company and Smith & Nephew, Inc. each agreed, for a period of two years from the date of the Confidentiality Agreement and subject to certain limited exceptions, not to, directly or indirectly, solicit or employ any key employee of the other party.

Tender and Support Agreement

        Concurrently with the execution and delivery of the Merger Agreement, Peter Friedli, Chairman of the Board and co-founder of the Company, entered into a tender and support agreement with Parent and Purchaser (the "Tender and Support Agreement"), pursuant to which Mr. Friedli has irrevocably and unconditionally agreed to tender his Shares in the Offer and to vote his Shares in accordance with requirements set forth in the Tender and Support Agreement, subject to the terms and conditions contained therein. As of March 19, 2019, Mr. Friedli directly owned 10,204,404 Shares (approximately 30% of the Company's total issued and outstanding Shares).

        The Tender and Support Agreement will terminate upon the earliest to occur of (x) the valid termination of the Merger Agreement in accordance with its terms, including by the Company to accept a superior proposal, (y) the consummation of all of the transactions contemplated by the Merger Agreement or (z) upon mutual written consent of Parent, Purchaser and Mr. Friedli.

Arrangements with Current Company Directors and Executive Officers

Overview

        Certain directors and executive officers of the Company may have interests in the Transaction that may be different from, or in addition to, those of the Company's stockholders generally. In considering the recommendations of the Board, including that you tender your Shares into the Offer, you should be aware of these interests. In reaching its decision to make such recommendations and to approve the Merger Agreement and the transactions contemplated thereby, the Board was aware of these interests and considered them, along with other matters described below in "Item 4. The Solicitation or Recommendation—Background of the Merger Agreement; Reasons for Recommendation." As described in more detail below, these interests include:

  •
  Cancelation of all outstanding Company Stock Options, whether or not vested, at the Effective Time in exchange for the right to receive an amount in cash equal to (a) the excess, if any, of (i) the Offer Price over (ii) the exercise price per Share subject to such Company Stock Option, multiplied by (b) the number of Shares subject to such Company Stock Option;

  •
  Eligibility to receive certain payments pursuant to the Merger Agreement, as described in more detail in "—Compensation Arrangements Entered into in Connection with the Transaction" below; and

  •
  Entitlement to the indemnification and exculpation benefits in favor of the Company's directors and officers described in more detail in "—Indemnification and Exculpation of Directors and Officers" below.

Outstanding Shares Held by Company Directors and Executive Officers

        If the Company's directors and executive officers tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration for their Shares on the same terms and conditions as the Company's other stockholders. The table below sets forth the number of Shares beneficially owned as of March 19, 2019, by each of the Company's directors and executive officers as well as the aggregate cash consideration that would be payable for such Shares pursuant to the Offer based on the Offer Price of $19.00 per Share. The table below excludes Shares subject to issuance pursuant to outstanding Company Stock Options, which are described in "—Effect of the Offer and Merger on Company Stock Options" below.

Name of Director or Executive Officer	Number of Shares		Cash Consideration for Shares
Peter Friedli	14,810,455	(1)	$281,393,645
Thomas J. Knapp	—		—
Willi Miesch	—		—
Charles Reinhart III	—		—
Samson Tom	—		—
Jason Keefer	4,000		76,000
Alla Danilkovitch	9,375		178,125
Joel Rogers	—		—
All directors and executive officers as a group (8 persons)	14,823,830		$281,652,770

(1)
Consists of 10,204,404 Shares owned directly by Mr. Friedli, 4,103,301 Shares held by New Venturetec AG, 500,000 Shares held by Mr. Friedli's minor daughter and 2,750 Shares held by his spouse. Mr. Friedli has sole voting power with respect to 14,810,455 Shares, sole dispositive power with respect to 10,204,404 Shares, and shared dispositive power with respect to 4,606,051 Shares. Mr. Friedli serves as President of New Venturetec AG. Mr. Friedli has disclaimed beneficial ownership in the Shares held by his daughter and spouse and has disclaimed beneficial ownership in the Shares held by New Venturetec AG, beyond the extent of his pecuniary interest therein.

Effect of the Offer and the Merger on Company Stock Options

        In addition to their interests as Company stockholders, as of March 19, 2019, the Company's employees, including its executive officers, held Company Stock Options issued by the Company under the Osiris Therapeutics, Inc. Amended and Restated 2006 Omnibus Plan (the "Company Incentive Plan"), representing a right to purchase a total of 590,751 Shares.

        Pursuant to the Merger Agreement, the Board (or an appropriate committee administering the Company Incentive Plan) must take such actions as may be required so that, as of the Effective Time, each unexercised Company Stock Option, whether vested or unvested, that is outstanding immediately prior to the Effective Time will be canceled with the holder thereof becoming entitled to receive, on the date upon which the Effective Time occurs, an amount in cash, without interest, equal to (a) the excess, if any, of (i) the Offer Price over (ii) the exercise price per Share subject to such Company Stock Option, multiplied by (b) the number of Shares subject to such Company Stock Option.

        Since January 19, 2019 (the period commencing 60 days prior to the filing of this Schedule 14D-9), none of the Company's directors or executive officers have sold Shares received upon the exercise of Company Stock Options. The Company's executive officers may exercise their Company Stock Options prior to the Effective Time to the extent such Company Stock Options are vested and exercised in accordance with the Company's insider trading policy.

        The table below sets forth the number of Shares subject to certain vested and unvested Company Stock Options anticipated to be held by each of the Company's executive officers as of April 17, 2019, as well as the value of cash amounts payable in respect of such Company Stock Options on a pre-tax basis at the Effective Time in connection with the Merger. The Company's directors do not hold Company Stock Options. The table below assumes that (i) the Offer Price is $19.00 per Share; (ii) the Effective Time occurs on April 17, 2019; (iii) each unexercised Company Stock Option as of March 19, 2019, remains outstanding and unexercised as of the Effective Time; and (iv) such Company Stock Options continue to vest in the ordinary course (and, therefore, any Company Stock Options that are expected to vest on or prior to April 17, 2019, are counted as "vested" for purposes of the table below).

Name of Director or Executive Officer	Number of Shares Subject to Vested Company Stock Options	Cash Consideration for Vested Company Stock Options	Number of Shares Subject to Unvested Company Stock Options	Cash Consideration for Unvested Company Stock Options	Aggregate Cash Consideration
Peter Friedli	—	$—	—	$—	$—
Thomas J. Knapp	—	—	—	—	—
Willi Miesch	—	—	—	—	—
Charles Reinhart III	—	—	—	—	—
Samson Tom	—	—	—	—	—
Jason Keefer	4,000	48,800	32,000	315,800	364,600
Alla Danilkovitch	95,500	723,330	37,500	457,500	1,180,830
Joel Rogers	—	—	—	—	—
All directors and executive officers as a group (8 persons)	99,500	$772,130	69,500	$773,300	$1,545,430

Golden Parachute Compensation

        In accordance with Item 402(t) of Regulation S-K, the table below shows the compensation that could become payable to each of the Company's named executive officers and that is based on or otherwise relates to the Transaction. This compensation is referred to as "golden parachute" compensation by the applicable SEC rules.

        The table below summarizes the potential payments that each named executive officer could be entitled to receive from the Company in exchange for the cancelation of his or her unvested Company Stock Options at the Effective Time. For a detailed description of the treatment of outstanding Company Stock Options under the Merger Agreement, please refer to "—Effect of the Offer and the Merger on Company Stock Options" above. For purposes of calculating such potential payments, we have assumed that (i) the Offer Price is $19.00 per Share; (ii) the Effective Time occurs on April 17, 2019; (iii) each unexercised Company Stock Option as of March 19, 2019, remains outstanding and unexercised as of the Effective Time; and (iv) such Company Stock Options continue to vest in the ordinary course (and, therefore, any Company Stock Options that are expected to vest on or prior to April 17, 2019, are excluded from the table below).

Name of Named Executive Officer	Equity(1)	Total
Samson Tom(2)	$—	$—
Joel Rogers(2)	—	—
Jason Keefer	315,800	315,800
Alla Danilkovitch	457,000	457,500
Linda Palczuk(2)	—	—

(1)
Represents pre-tax amount payable with respect to unvested Company Stock Options held by each named executive officer.

(2)
None of Messrs. Tom or Rogers or Ms. Palczuk hold any vested or unvested Company Stock Options. Ms. Palczuk was appointed as President and Chief Executive Officer, effective as of July 10, 2017 and resigned from the position, effective as of February 9, 2018.

        The Company's named executive officers are not entitled, as of the date of this Schedule 14D-9, to any additional compensation that is based on or otherwise relates to the Transaction, such as cash severance payments, pension and nonqualified deferred compensation benefit enhancements, perquisites and other personal benefits, health care and welfare benefits, and tax reimbursements; provided, however, that they may receive bonuses in connection with the closing of the transactions contemplated by the Merger Agreement, as described below under "—Compensation Arrangements Entered Into in Connection with the Transaction—Transaction Bonus Program."

Section 16 Matters

        Pursuant to the Merger Agreement, the Company has agreed to take all reasonable steps to cause any dispositions of Company equity securities (including any derivative securities) by each individual who is a director or officer of the Company subject to Section 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to be exempt under Rule 16b-3 under the Exchange Act.

Rule 14d-10(d) Matters

        Pursuant to the Merger Agreement, the Company and the Compensation Committee of the Board have agreed to take, prior to the Expiration Time, all such steps as may be required to cause to be exempt under Rule 14d-10(d) under the Exchange Act any employment compensation, severance or employee benefit arrangements that have been, or will be, entered into by the Company or its subsidiaries with current or future directors, officers or employees of the Company or its subsidiaries and to ensure that any such arrangements fall within the safe harbor provisions of such rule.

Continuing Employee Benefits

        Pursuant to the Merger Agreement, Parent has agreed that, from the Effective Time and ending on December 31, 2019 (or, if shorter, during the period of continued employment of the relevant employee), it will cause its subsidiaries to provide to each individual who is employed by the Company or its subsidiaries immediately prior to the Effective Time who continues employment with subsidiaries of Parent immediately following the Effective Time (each, a "Company Employee") (i) base compensation that is at least equal to what was provided to the Company Employee as of immediately prior to the Effective Time, (ii) cash incentive opportunities that are consistent with those provided to similarly situated employees of Parent, and (iii) all other compensation and employee benefits that are substantially comparable in the aggregate to those provided to the Company Employee as of immediately prior to the Effective Time (excluding equity-based compensation).

        In addition, Parent has agreed to recognize years of service with the Company or its subsidiaries under Parent's or any of its subsidiary's employee benefit plans to the extent such service would have been recognized under a comparable Company employee benefit plan (including for purposes of eligibility to participate, vesting, vacation entitlement and severance benefits, but not for benefit accrual under any defined benefit or retiree welfare plan and not to the extent that such crediting would result in any duplication of benefits for the same period of service). Parent has also agreed to use commercially reasonable efforts to (i) cause any pre-existing condition exclusions and waiting periods to be waived to the extent that such limitations were inapplicable to, or had been satisfied, under the corresponding Company employee benefit plan and (ii) provide credit for deductibles and co-payments to the extent such expenses would have been credited under the corresponding Company employee benefit plan.

        The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Compensation Arrangements Entered Into in Connection with the Transaction

        2018 Long-Term Incentive Plan Awards.    The Merger Agreement provides that the Company may grant awards under the Osiris Therapeutics,  Inc. 2018 Long-Term Incentive Plan (the "2018 LTIP") in an aggregate amount of up to $1 million. Awards granted under the 2018 LTIP will be subject to the 2018 LTIP's ordinary service-based vesting conditions, except such awards (i) will not accelerate upon a Change in Control (as defined in the 2018 LTIP), including the consummation of the Offer, but (ii) will accelerate upon any participant's termination without cause following the Effective Time. All of the Company's employees, including all of the Company's executive officers, are eligible to receive an award under the 2018 LTIP. As of the date of this Schedule 14D-9, none of the Company's executive officers has received or been designated to receive an award under the 2018 LTIP.

        Transaction Bonus Program.    The Merger Agreement provides that the Company may establish a transaction bonus program, which will not exceed $2 million in the aggregate, and awards under which will be cash-based awards payable on the six-month anniversary of the Effective Time, subject to the applicable recipient's continued service through such date or earlier upon a termination without cause following the Effective Time. All of the Company's service providers, including all of the Company's executive officers, are eligible to receive a transaction bonus award pursuant to such program, up to a limit of $250,000 per person. Awards under the transaction bonus program will be allocated in the discretion of the Compensation Committee of the Board. As of the date of this Schedule 14D-9, none of the Company's executive officers has received or been designated to receive an award under the transaction bonus program.

        Director and Executive Officer Arrangements Following the Merger.    While, as of the date of this Schedule 14D-9, none of the Company's directors or executive officers has entered into any agreements or arrangements with Parent regarding continued service with Parent after the Effective Time, it is possible that Parent may enter into employment or other arrangements with the Company's directors and executive officers in the future. The Company has been advised that Parent expects that Smith & Nephew or one of its affiliates will enter into a transitional consulting arrangement with Mr. Friedli, pursuant to which Mr. Friedli would provide consulting services for a period of two years after the closing of the Merger, for $250,000 per year. The other terms of such consulting agreement have not yet been negotiated by the parties.

Indemnification and Exculpation of Directors and Officers

        Section 2-405.2 of the MGCL permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation or its stockholders for money damages except: (1) to the extent it is proven that the director or officer actually received an improper benefit or profit in money, property or services, for the amount of the improper benefit or profit; or (2) to the extent that a judgment or other final adjudication adverse to the director or officer is entered in a proceeding based on a finding that the director's or officer's action or failure to act was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding.

        Section 2-418 of the MGCL permits a Maryland corporation to indemnify a present or former director or officer, among others, who is made a party to any proceeding by reason of service in that capacity against judgments, penalties, fines, settlements and reasonable expenses actually incurred unless it is established that: (1) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (a) was committed in bad faith or (b) was the result of active and deliberate dishonesty; (2) the director or officer actually received an improper personal benefit in money, property or services; or (3) in the case of a criminal proceeding, the director or officer had reasonable cause to believe that his conduct was unlawful. The MGCL provides that where a director or officer is a defendant in a proceeding by or in the right of the corporation, the director or officer may not be indemnified if he or she is found liable to the corporation. The MGCL also provides that a director or officer may not be indemnified in respect of any proceeding alleging improper personal benefit in which he or she was found liable on the grounds that personal benefit was improperly received. A director or officer found liable in a proceeding by or in the right of the corporation or in a proceeding alleging improper personal benefit may petition a court to nevertheless order indemnification of expenses if the court determines that the director or officer is fairly and reasonably entitled to indemnification in view of all the relevant circumstances.

        Additionally, unless limited by the charter of a Maryland corporation, a director or an officer who is successful on the merits or otherwise in defense of any proceeding must be indemnified against reasonable expenses. Section 2-418 of the MGCL also provides that a Maryland corporation may advance reasonable expenses to a director or an officer upon the corporation's receipt of (i) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (ii) a written undertaking by the director or officer or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

        The Company's charter contains a provision that gives it the power, in the manner and to the fullest extent permitted by Maryland law, to obligate itself to indemnify, and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to, a present or former director or officer who is made a party to any proceeding by reason of service in that capacity, or while a director or officer of the Company is or was serving at the request of the Company as a director, officer, partner, trustee, employee or agent of another corporation, partnership, joint venture, trust, limited liability company, employee benefit plan or other enterprise. Consistent with the MGCL, the Company's charter further provides that indemnification shall include expenses (including reasonable attorney's fees), judgments, fines and amounts paid in settlement and any such expenses may be paid or reimbursed by the Company in advance of the final disposition of any such action, suit or proceeding and without requiring a preliminary determination of the ultimate entitlement to indemnification.

        The Company's bylaws provide that the Company will indemnify (a) any individual who is a present or former director or officer of the Company and who is made a party to, or is threatened to be made a party to, any threatened, pending or completed action, suit or proceeding, whether or not by or in the right of the Company, and whether civil, criminal, administrative, investigative or otherwise, by reason of his or her service in that capacity, or (b) any individual who, while a director or officer of the Company and at the request of the Company, serves or has served another corporation, partnership, joint venture, trust, limited liability company, employee benefit plan or any other enterprise as a director, officer, partner, trustee, employee or agent of such corporation, partnership, joint venture, trust, limited liability company, employee benefit plan or other enterprise and who is made a party to, or threatened to be made a party to, any threatened, pending or completed action, suit or proceeding by reason of his or her service in that capacity.

        As permitted by the MGCL, the Company's bylaws provide that reasonable expenses incurred by a present or former director of the Company in defending a proceeding, without requiring a preliminary determination of the ultimate entitlement to indemnification, shall, and reasonable expenses incurred by a present or former officer of the Company in defending a proceeding may, be paid or reimbursed by the Company in advance of final disposition of a proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay all amounts so advanced in the event that it shall ultimately be determined that such director or officer is not entitled to be indemnified by the Company.

        The Company's bylaws provide, consistent with the MGCL, that the Company may maintain insurance, at its expense, to protect itself and any director, officer or non-officer employee against any liability of any character asserted against or incurred by the Company or any such director, officer or non-officer employee, or arising out of any such person's corporate status, whether or not the Company would have the power to indemnify such person against such liability under the Company's bylaws.

        The Merger Agreement requires the Surviving Corporation to honor all existing rights to indemnification in favor of all current and former directors and officers of the Company and its subsidiaries.

        In addition, the Merger Agreement requires Parent to maintain the Company's current directors' and officers' insurance policies (or obtain substitute insurance of at least the same coverage and amounts containing terms that are no less favorable to the indemnified parties than those existing on the date of the Merger Agreement) for six years following the Effective Time. However, Parent will not be required to pay premiums which on an annual basis exceed 250% of the premium paid by the Company for its last full fiscal year prior to entry into the Merger Agreement.

Other Arrangements

        To the knowledge of the Company, except for certain agreements or arrangements described in this Schedule 14D-9 between the Company and its executive officers and directors, no material employment, equity contribution or other agreement, arrangement or understanding between any executive officer or director of the Company, on the one hand, and Parent, Purchaser or the Company, on the other hand, exists as of the date of this Schedule 14D-9, and neither the Offer nor the Merger is conditioned upon any executive officer or director of the Company entering into any such agreement, arrangement or understanding.

ITEM 4.    THE SOLICITATION OR RECOMMENDATION

Solicitation or Recommendation

        At a meeting held on March 11, 2019, after careful discussion and consideration, the Board unanimously (i) approved and declared advisable the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement; (ii) determined that the Offer, the Merger, and the other transactions contemplated by the Merger Agreement were fair to and in the best interests of the Company and its stockholders; (iii) acknowledged and agreed that the Merger shall be effected under Section 3-106.1 of the MGCL and shall be effected as promptly as possible following the Acceptance Time; and (iv) resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer.

Background of the Merger Agreement; Reasons for Recommendation

Background of the Merger Agreement

        The following chronology summarizes the key meetings and events that led to the signing of the Merger Agreement. The following chronology does not purport to catalogue every conversation among the Board or the representatives of the Company and other parties.

        The Board periodically and in the ordinary course of business reviews and assesses the Company's performance, business, strategic direction, competitive position and prospects in light of the current business and economic environment, as well as developments in the regenerative medicine sector and the broader biotechnology market in connection with the Company's long-term business strategy to enhance value for the Company's stockholders. From time to time, the Board has evaluated and considered a variety of potential strategic options in light of industry developments, economic and market conditions and challenges facing participants in the industry. The Company also from time to time has received inbound inquiries and has had other discussions regarding potential strategic options with various parties.

        In mid-2018, a representative of Company A contacted Mr. Friedli to initiate discussions regarding a potential acquisition of the Company's wound care business, which includes the Company's Grafix and Stravix product lines. On May 30, 2018, the Company entered into a mutual non-disclosure disclosure agreement with Company A.

        Also in mid-2018, a representative of the Company reached out to three other companies in the wound care industry to discuss potential business collaborations and partnerships with respect to the Company's wound care business. After initial discussions, such companies indicated that they were not interested in a potential business collaboration or partnership with the Company.

        On June 20, 2018, representatives of the Company met with representatives of Company A at Company A's headquarters to discuss a potential acquisition of the Company's wound care business.

        On July 9, 2018, Michael Sinclair, Director, Pipeline Strategy of the Company, sent an email to the President, U.S. of Smith & Nephew, to discuss whether Smith & Nephew had a potential interest in a commercial collaboration or partnership between the two companies with respect to the Company's wound care business.

        On July 12, 2018, the President, U.S. of Smith & Nephew responded via email to Mr. Sinclair indicating that Smith & Nephew was interested in an initial discussion with the Company regarding a potential commercial arrangement. Later that day, the Company sent a draft mutual non-disclosure agreement to Smith & Nephew.

        On July 24, 2018, the Company and an affiliate of Smith & Nephew entered into a mutual non-disclosure agreement, effective as of July 12, 2018, to allow the parties thereto to share confidential information with one another in connection with their exploration of a potential commercial arrangement.

        In late July 2018, Mr. Sinclair and the Vice President, Corporate Development of Smith & Nephew spoke telephonically to schedule an in-person meeting between the companies and discuss the high-level agenda for such meeting.

        On August 2, 2018, representatives of the Company met with representatives of Smith & Nephew at the Company's headquarters in Columbia, Maryland, to discuss the Company's products and potential commercial opportunities between the companies with respect to the Company's wound care business. At the meeting, representatives of the Company gave representatives of Smith & Nephew an overview of the Company, its technology and its products, and representatives of Smith & Nephew gave representatives of the Company an overview of Smith & Nephew's wound care product portfolio and general information about its salesforce.

        In August 2018, representatives of Smith & Nephew conducted due diligence on the Company and made various requests for information about the Company, with a particular focus on the Company's wound care business. During this period, representatives of the Company and representatives of Smith & Nephew corresponded electronically and held telephonic discussions to respond to Smith & Nephew's various requests, including by providing Smith & Nephew with preliminary financial information for the Company's wound care business and information regarding the wound care products and sales landscape. In addition, representatives of the Company and representatives of Smith & Nephew began to explore a potential commercial arrangement between the companies with respect to the Company's wound care business.

        In late August and early September 2018, the Vice President, Corporate Development of Smith & Nephew had telephonic conversations with Mr. Sinclair to follow up on due diligence matters and confirm that Smith & Nephew continued to be interested in a potential commercial arrangement with the Company with respect to the Company's wound care business.

        On September 21, 2018, the Vice President, Corporate Development of Smith & Nephew had a telephonic discussion with Mr. Sinclair to confirm that, after discussing a potential commercial arrangement between the Company and Smith & Nephew with Smith & Nephew's executive team, Smith & Nephew remained interested in continuing discussions with the Company, and was considering various possible transactions, including the possibility of separating the wound care business of the Company from its other products to facilitate a business partnership with respect to the wound care business. The Vice President, Corporate Development of Smith & Nephew suggested that the Company and Smith & Nephew have an in-person meeting later in 2018 to further discuss potential opportunities with respect to the Company's wound care business.

        From early to mid-October 2018, Mr. Sinclair and Jason Keefer, Interim Chief Executive Officer of the Company, had telephonic discussions with the Vice President, Corporate Development of Smith & Nephew to coordinate the proposed in-person meeting and to discuss an agenda for the meeting.

        On October 30, 2018, certain representatives of the Company met with representatives of Smith & Nephew at the Company's headquarters in Columbia, Maryland, to discuss a potential strategic transaction with respect to the Company's wound care business. At the meeting, the Company presented an overview of its wound care business and products to representatives of Smith & Nephew.

        On November 14, 2018, Mr. Sinclair and Mr. Keefer spoke telephonically with the Vice President, Corporate Development of Smith & Nephew, during which call the Vice President, Corporate Development of Smith & Nephew communicated that Smith & Nephew was interested in exploring an acquisition of the Company's wound care business and was continuing to evaluate the Company's other products.

        On November 20, 2018, Mr. Sinclair and Mr. Keefer met telephonically with Phil Cowdy, Executive Vice President, Corporate Development of Smith & Nephew, and the Vice President, Corporate Development of Smith & Nephew to inform the Company that Smith & Nephew had engaged Lazard Freres & Co. LLC ("Lazard") as its financial advisor and wanted to proceed with discussions regarding an acquisition of the Company's wound care business, including a meeting with Mr. Friedli, but was continuing to evaluate the Company's other products.

        On November 26, 2018, the Company announced that Samson Tom was appointed to serve as President and Chief Executive Officer of the Company.

        On November 27, 2018, representatives of the Company met with representatives of Company A at the Company's headquarters in Columbia, Maryland, to continue discussions of a potential acquisition of the Company's wound care business.

        On December 6, 2018, Mr. Tom and Mr. Sinclair spoke telephonically with the Vice President, Corporate Development of Smith & Nephew and a representative of Lazard, during which call the Vice President, Corporate Development of Smith & Nephew informed the Company that Smith & Nephew was interested in acquiring all of the outstanding stock of the Company. The Vice President, Corporate Development of Smith & Nephew also requested updated financial information from the Company.

        On December 10, 2018, at the request of Smith & Nephew, the Company provided Smith & Nephew with copies of its updated financial statements for the whole Company.

        On December 13, 2018, representatives of Company A met with Mr. Friedli in Zurich, Switzerland. At this meeting, the representatives of Company A proposed to acquire the Company's wound care business for a price of $250-$300 million.

        On December 14, 2018, Mr. Friedli met with Mr. Cowdy in Zurich, Switzerland, to discuss a potential strategic transaction involving the Company, including the need for the Company to provide

Smith & Nephew with updated financial statements and projections of the Company in January 2019 and to schedule an in-person meeting for late January 2019.

        On December 18, 2018, Mr. Tom and Mr. Sinclair held a telephonic conversation with Mr. Cowdy, the Vice President, Corporate Development of Smith & Nephew, and David Houldridge, Associate, Strategy and Business Development of Smith & Nephew, to discuss next steps regarding a potential strategic transaction with the Company.

        On December 27, 2018, Company A provided a due diligence request list to the Company, and on December 28, 2018, the Company opened a virtual data room to facilitate the due diligence process.

        On January 10, 2019, representatives of Company A met with representatives of the Company at the Company's headquarters in Columbia, Maryland, for a due diligence site visit specific to the wound care business. Subject matter areas of focus at this meeting included manufacturing, operations, procurement, regulatory, quality assurance and quality control.

        In mid-January 2019, the Company responded to various due diligence requests from Smith & Nephew.

        On January 18, 2019, representatives of Company A met with representatives of the Company in-person near the Company's headquarters in Maryland for a due diligence visit specific to the Company's wound care business. Subject matter areas of focus at this meeting included finance and sales.

        On January 22, 2019, the Company opened up a virtual data room to share confidential information with representatives of Smith & Nephew and began uploading materials responsive to Smith & Nephew's due diligence requests in advance of the in-person meeting between the parties later that week.

        On January 25, 2019, representatives of Smith & Nephew met with representatives of the Company at the Company's headquarters in Columbia, Maryland, to discuss the Company's cellular-tissue products and operations and to review the Company's financial statements.

        On January 30, 2019, Mr. Cowdy placed a telephone call to Mr. Friedli to confirm that Smith & Nephew remained interested in a potential strategic transaction with the Company and wanted to continue to move forward with its due diligence investigation of the Company.

        On February 1, 2019, representatives of Company A met with Mr. Tom and Mr. Friedli in-person in New York City. At this meeting Company A proposed to acquire the Company's wound care business for a price of $270-$290 million. Representatives of the Company responded that the Company would consider the proposal.

        On February 12, 2019, Mr. Cowdy met with Mr. Friedli in Zurich, Switzerland, to discuss the potential strategic transaction. At this meeting, Mr. Friedli was presented with a written non-binding indication of interest in connection with a possible acquisition of all of the Company's outstanding stock for $17.50 per share, subject to, among other things, the completion of Smith & Nephew's due diligence investigation and the execution of mutually acceptable support agreements with certain large stockholders of the Company. Mr. Friedli told Mr. Cowdy that he would take this indication of interest to the Board.

        On February 14, 2019, Mr. Friedli spoke telephonically with Mr. Cowdy to confirm that Mr. Friedli had discussed the potential strategic transaction with Mr. Tom and Hogan Lovells US LLP ("Hogan Lovells"), outside counsel to the Company. Mr. Friedli told Mr. Cowdy that he was in the process of scheduling a Board meeting to discuss the terms of Smith & Nephew's proposal with the Board.

        In mid-February 2019, Mr. Cowdy and Mr. Friedli discussed the possibility of Mr. Friedli taking on a consulting role for a limited period of time post-closing, to assist with the transition, given

Mr. Friedli's expertise in the industry and specific knowledge of the Company. Mr. Cowdy and Mr. Friedli agreed that they would discuss this possibility further only after a transaction was agreed to and publicly announced.

        On February 19, 2019, the Board held a telephonic special meeting, with a representative of Hogan Lovells present, to discuss the written indication of interest from Smith & Nephew received on February 12, 2019. At the meeting, Mr. Friedli provided the Board with details regarding his recent conversations with representatives of Smith & Nephew and the terms of the offer received from Smith & Nephew on February 12, 2019. The Board engaged in a discussion regarding the merits of a potential sale transaction, including pricing, process and timing of a potential transaction. The Board discussed the premium that the $17.50 per share price represented to the Company's recent trading prices, as well as the potential strategic options for the Company, including the Company's prospects as a stand-alone business, based on the Company's current business plan and the challenges that the Company is experiencing in the marketplace. The Board also discussed the competitive landscape of the Company, including challenges faced by the Company due to its size relative to its competitors, as well as trends in the marketplace. A representative of Hogan Lovells then provided the members of the Board with an overview of their duties and obligations under Maryland law in this context. Following discussions regarding the legal responsibilities of the Board, the Board authorized Mr. Friedli to continue to engage in discussions with Smith & Nephew and to engage an investment bank to render an opinion as to the fairness, from a financial point of view, of the proposed consideration payable in a potential transaction.

        Also on February 19, 2019, Mr. Tom and Mr. Sinclair had a telephone conversation with a representative from Company A advising them that the Company needed additional time to evaluate Company A's proposal.

        On February 20, 2019, Mr. Friedli held a telephonic discussion with Mr. Cowdy to discuss Smith & Nephew's $17.50 per share offer price. Mr. Friedli provided a counter-proposal of $18.50 per share. Mr. Cowdy told Mr. Friedli that Smith & Nephew needed additional time to consider the counter-proposal.

        On February 22, 2019, Mr. Friedli and Mr. Cowdy held telephone discussions to further discuss the proposed transaction, including the per share price. Mr. Cowdy told Mr. Friedli that a purchase price of $18.00 per share was reflective of Smith & Nephew's valuation of the Company's business at that time.

        On February 25, 2019, Mr. Friedli and Mr. Cowdy met telephonically to further discuss the proposed transaction. Mr. Cowdy reconfirmed that a purchase price of $18.00 per share was reflective of Smith & Nephew's valuation of the Company's business at that time.

        On February 26, 2019, the Board met telephonically, with members of the Company's management team and Hogan Lovells participating, to discuss Smith & Nephew's revised offer price of $18.00 per share. Mr. Friedli summarized the prior negotiations with Smith & Nephew for the Board and expressed his view that, based upon the course of negotiations with Smith & Nephew, the $18.00 per share price was the highest price that Smith & Nephew would be willing to pay. Mr. Friedli reported that, on behalf of the Company, he had engaged Cantor Fitzgerald & Co. ("Cantor Fitzgerald") to render a fairness opinion in connection with the transaction.

        On February 27, 2019, a representative of the Company made available initial drafts of the Company's Annual Report on Form 10-K for the year ended December 31, 2018 and fourth quarter and year-end earnings release to a representative of Smith & Nephew.

        Also on February 27, 2019, representatives from Hogan Lovells spoke telephonically with representatives of Paul, Weiss, Rifkind, Wharton & Garrison LLP ("Paul Weiss"), counsel to Smith & Nephew, regarding the terms of the proposed transaction, including those relating to the Board's duties as directors under Maryland law. Hogan Lovells relayed the Company's proposal that the Merger Agreement include a "go shop" provision that would permit the Board to actively solicit competing bids for a specified period of time following the execution of the Merger Agreement.

        Also on February 27, 2019, the business development teams of each of Smith & Nephew and the Company began daily update calls to discuss due diligence and other business matters related to a potential acquisition of the Company.

        On February 28, 2019, a representative of Paul Weiss, on behalf of Smith & Nephew, informed a representative of Hogan Lovells by telephone that Smith & Nephew would not agree to the inclusion of a "go shop" provision, but would be willing to agree to a termination fee towards the lower end of, or even slightly below, the customary range of 3% to 4% of the equity value of the Company.

        On March 1, 2019, Mr. Cowdy electronically transmitted to Mr. Friedli a revised non-binding indication of interest (the "March 1 Letter") that included an offer price of $18.00 per share in cash with no financing contingency, subject to execution of mutually acceptable support agreements with certain large stockholders of the Company, an exclusive negotiating period through March 12, 2019, which period would be automatically extended one time for an additional two weeks if the parties were making progress toward a transaction, and customary standstill provisions with a term of nine months that would automatically terminate upon the entry by the Company into a definitive acquisition agreement with a third party.

        Also on March 1, 2019, a representative of Hogan Lovells, on behalf of the Company, contacted a representative of Paul Weiss by telephone to confirm that the Company would drop the request for a "go shop" provision, and the parties agreed in principle to a termination fee equal to 2.8% of the equity value of the Company.

        Also on March 1, 2019, members of the Board met telephonically, with members of the Company's management team and representatives of Hogan Lovells participating, to discuss the proposed transaction, including process and timing of the transaction. Mr. Friedli provided an update on negotiations with Smith & Nephew, including Smith & Nephew's revised written non-binding indication of interest, pursuant to which Smith & Nephew confirmed its proposed $18.00 per share purchase price and requested an exclusive negotiating period through March 12, 2019, which period would be automatically extended one time for an additional two weeks if the parties were making progress toward a transaction. The Board authorized Mr. Friedli to execute the revised non-binding indication of interest, thereby agreeing to the exclusivity request. Mr. Friedli informed the Board that he was scheduled to meet with a representative of Smith & Nephew in-person the following week.

        From March 1, 2019 through March 11, 2019, Smith & Nephew continued its due diligence review of the Company. During this period, the Company continued to make available additional diligence information and materials, and representatives of the Company and Smith & Nephew conducted frequent diligence calls.

        On March 2, 2019, the Company countersigned the March 1 Letter.

        On March 5, 2019, Paul Weiss provided an initial draft of a proposed Merger Agreement to Hogan Lovells. The proposed draft contemplated a two-step merger, with an indirect subsidiary of Smith & Nephew conducting a cash tender offer for all of the outstanding Shares and following which such affiliate would merge with and into the Company with the Company surviving the Merger. The draft Merger Agreement included customary no-shop and fiduciary out provisions, and specified that the amount of the termination fee payable under certain circumstances would be equal to 2.8% of the equity value on a fully diluted basis.

        Also on March 5, 2019, Mr. Friedli met with Simon Fraser, President, Advanced Wound Management of Smith & Nephew, and Mr. Cowdy in person in London, England, to continue negotiations regarding the terms of the transaction, including discussions regarding the per share offer price. In the course of those discussions, Mr. Friedli requested that Smith & Nephew improve its proposed offer price to $18.50 per share.

        Also on March 5, 2019, representatives of Smith & Nephew visited the Company's headquarters in Columbia, Maryland, to continue its due diligence review of the Company. Subject matter areas of discussion included compliance and tax matters.

        Also on March 5, 2019, representatives of Cantor Fitzgerald and representatives of Lazard had a telephone conference to discuss matters related to the proposed transaction.

        On March 6, 2019, representatives of Smith & Nephew again visited the Company's headquarters in Columbia, Maryland, to perform a further due diligence review of the Company.

        Also on March 6, 2019, certain members of the Board met telephonically, with members of the Company's management team and Hogan Lovells participating, to discuss the proposed transaction. Representatives of Cantor Fitzgerald were also present telephonically. Mr. Friedli summarized negotiations with Smith & Nephew, including discussions regarding the per share offer price. A representative of Cantor Fitzgerald then described its process for providing the Board with a fairness opinion, including the financial analysis of the Company it would perform. Hogan Lovells then discussed the Board's duties as directors under Maryland law and other matters.

        On March 7, 2019, representatives of Smith & Nephew again visited the Company's headquarters in Columbia, Maryland, to continue its due diligence review of the Company.

        Also on March 7, 2019, representatives of Hogan Lovells sent a revised draft Merger Agreement to representatives of Paul Weiss. Later that day, representatives of Paul Weiss sent representatives of Hogan Lovells an initial draft of the Tender and Support Agreement to be entered into by Mr. Friedli.

        On March 8, 2019, Mr. Friedli, Namal Nawana, Chief Executive Officer of Smith & Nephew, and Mr. Cowdy engaged in telephonic discussions to negotiate the terms of the proposed transaction, including the per share offer price. Mr. Nawana reiterated Smith & Nephew's continued interest in a potential transaction and indicated that Smith & Nephew would consider increasing its proposed offer price in light of, among other things, the recent increases in the trading price of Company Common Stock. Mr. Nawana communicated Smith & Nephew's continued interest in the Company.

        Also on March 8, 2019, Mr. Friedli and Mr. Cowdy met telephonically to further discuss the proposed transaction, including the due diligence process, timelines and the announcement of the proposed transaction.

        Later in the day on March 8, 2019, Mr. Friedli electronically transmitted to Mr. Cowdy the Company's request that Smith & Nephew increase the offer price to $18.75 per share, noting, among other things, the increase in the trading price of Company Common Stock since the date of Smith & Nephew's offer of $18.00 per share. Mr. Friedli and Mr. Cowdy agreed to speak again on March 9, 2019.

        On March 9, 2019, Mr. Friedli and Mr. Cowdy met telephonically to further discuss the proposed transaction.

        Separately on March 9, 2019, Mr. Friedli and Mr. Cowdy engaged in telephonic discussions to negotiate the per share offer price. Mr. Cowdy indicated that Smith & Nephew would be willing to agree to increase its offer price to $18.75 per share.

        Later on March 9, 2019, representatives of Hogan Lovells sent a revised draft of the Tender and Support Agreement to representatives of Paul Weiss. Also on March 9, 2019, representatives of Hogan Lovells and representatives of Paul Weiss had telephonic meetings to discuss certain terms of the transaction.

        On March 10, 2019, representatives of Paul Weiss sent a revised draft Merger Agreement to representatives of Hogan Lovells.

        On March 11, 2019, the Board met telephonically, with members of the Company's management team, Hogan Lovells and Cantor Fitzgerald participating, to discuss updates regarding the proposed transaction and for the Board to consider the proposed Offer, the Merger and the other transactions contemplated by the Merger Agreement. Mr. Friedli provided the Board with an update regarding negotiations with Smith & Nephew, including Smith & Nephew's increased offer price of $18.75 per share. Also at the meeting, Cantor Fitzgerald made a financial presentation to the Board regarding the then proposed offer price, which included the financial analyses of the Company performed by Cantor Fitzgerald and verbally rendered an opinion to the Board to the effect that, as of that date and based on and subject to the assumptions, matters considered and limitations, conditions and qualifications described in its opinion, the $18.75 per share cash consideration to be received in the Offer and the Merger, taken together, by holders of the outstanding shares of Company Common Stock (other than Smith & Nephew, Parent, Purchaser, and Mr. Friedli and their respective affiliates) was fair, from a financial point of view, to such holders. A representative of Hogan Lovells then provided the Board with a summary of the key provisions of the Merger Agreement and the transactions contemplated thereby, including the Tender and Support Agreement to be entered into by Parent, Purchaser and Mr. Friedli, and the terms of the foregoing that relate to the Board's duties as directors under Maryland law, and an overview of the resolutions proposed to be adopted by the Board at the meeting. A representative of Hogan Lovells also advised the Board regarding a timeline for closing the Merger. Mr. Tom then provided the Board with an update regarding due diligence matters. After discussion and consideration of the Offer, the Merger, the Merger Agreement and the transactions contemplated by the Merger Agreement, the Board unanimously (i) approved the Merger Agreement and declared that the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, including the Tender and Support Agreement, were advisable and fair to, and in the best interests of the Company and its stockholders, and (ii) resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer.

        Following the conclusion of the meeting of the Board, Mr. Friedli informed Mr. Cowdy by telephone that the Board had approved and declared advisable the proposed transaction with Smith & Nephew, but that the Company was continuing to monitor the stock price. During the day of March 11, 2019, Mr. Friedli had telephonic discussions with Hogan Lovells regarding an acceptable offer price to the Company considering, among other things, the equity market's valuation of the Company based on current trading prices.

        Throughout the course of the day on March 11, 2019, representatives of Hogan Lovells and representatives of Paul Weiss discussed and exchanged comments on the draft Merger Agreement, including with respect to the restrictions on the Company's business during the period between signing of the Merger Agreement and closing of the Merger. Later on March 11, 2019, Mr. Friedli proposed on a telephone call with Mr. Cowdy an increase in the per share offer price to $19.00, which the Board believed was necessary to provide value to stockholders in excess of the then-current valuation by the public equity markets, based on the closing price of the Company's stock on the Nasdaq Global Market ("Nasdaq") on March 11, 2019. Following negotiations between the parties, in a subsequent telephone conversation, Mr. Nawana and Mr. Cowdy informed Mr. Friedli that Smith & Nephew was willing to increase its offer price to $19.00 per share. Thereafter, Cantor Fitzgerald updated its analysis and delivered to the Board its written opinion dated March 12, 2019, which written opinion was accompanied by updated financial analyses for the Board, to the effect that, as of that date and based on and subject to various assumptions, matters considered and limitations, conditions and qualifications described in its opinion, the $19.00 per share cash consideration to be received in the Offer and the Merger, taken together, by holders of the outstanding shares of Company Common Stock (other than Smith & Nephew, Parent, Purchaser, and Mr. Friedli and their respective affiliates) was fair, from a financial point of view, to such holders. In the morning of March 12, 2019, the parties agreed on the final form of the Merger Agreement, and thereafter, on March 12, 2019, Parent, Purchaser, Smith & Nephew and the Company executed the Merger Agreement and Parent, Purchaser and Mr. Friedli executed the Tender and Support Agreement.

        Before the opening of trading on Nasdaq on March 12, 2019, the Company issued a press release announcing the execution of the Merger Agreement and the forthcoming commencement of a tender offer by Purchaser to acquire all of the outstanding Shares at $19.00 per share.

        On March 13, 2019, the Company advised representatives of Company A by telephone of the announcement of the Merger Agreement with Smith & Nephew and that the Company planned to send a written notice to request the return or destruction of confidential Company materials pursuant to the non-disclosure agreement between the Company and Company A. The Company sent the notice pursuant to the non-disclosure agreement to Company A later that day.

        On March 17, 2019, Mr. Cowdy and Mr. Friedli again discussed the possibility of Mr. Friedli entering into a consulting arrangement for a limited period of time post-closing, to assist with the transition given Mr. Friedli's expertise in the industry and specific knowledge of the Company. They agreed in principle that Mr. Friedli and Smith & Nephew or one of its affiliates would enter into a two-year transitional consulting arrangement, for $250,000 per year.

        On March 20, 2019, Purchaser commenced the Offer, and the Company filed this Schedule 14D-9.

Reasons for Recommendation

        In evaluating the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, the Board consulted with the senior management of the Company, as well as the Company's outside legal counsel. In the course of making the determination that the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement are advisable and fair to, and in the best interests of, the Company and its stockholders and to recommend that the Company's stockholders accept the Offer and tender their Shares pursuant to the Offer, the Board considered numerous factors, including the following material factors and benefits of the Offer and the Merger:

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  Offer Price; Premium to the Trading Price of Company Common Stock.  The Board considered the fact that the Offer Price of $19.00 per Share represented a 37% premium to the volume weighted average price for the Shares over the Company's 90-day volume-weighted average stock price.

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  Cash Consideration; Certainty of Value.  The Board considered the fact that the form of consideration payable to the Company's stockholders will be cash, which will provide the Company's stockholders with certainty of value and immediate liquidity, especially relative to the market and long-term business risks related to the Company's future growth prospects.

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  No Financing Condition.  The Board considered the fact that Parent and Purchaser would have sufficient cash resources to pay the amounts required to be paid under the Merger Agreement without obtaining third-party financing and that the Transaction is not subject to a financing condition.

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  Challenging Business Environment.  The Board considered the current business environment and challenges that the Company faces, including the highly competitive and evolving field in which the Company operates and the difficulty in obtaining coverage and adequate reimbursement from public and private insurers and health systems for its products.

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  Strategic Alternatives.  The Board considered the potential benefits of exploring business combination transactions with alternative potential acquirors and the likelihood that any such parties would engage in a business combination transaction with the Company on the same timeframe as Parent and with a value and contractual terms and conditions superior to those contained in the Merger Agreement, including in respect of the allocation of risks associated with matters related to regulatory clearance of the Transaction in the United States. The Board considered, after discussions with senior management, that (i) a broader outreach to potential acquirors could delay a potential transaction, putting at risk a transaction with Parent at the price and terms negotiated, and (ii) should any potential counterparty be interested in pursuing a transaction on terms more favorable to the Company and its stockholders than those contemplated by the Merger Agreement, such counterparty would be able to pursue such a transaction despite Parent and the Company having entered into the Merger Agreement. The Board also considered the possibility of continuing as an independent company. Based on the value, timing, risk allocation and other terms and conditions negotiated with Parent, the Board ultimately determined that the Transaction is more favorable to the Company's stockholders than any other strategic alternative reasonably available to the Company, including continuing as an independent company.

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  Opinion of Cantor Fitzgerald & Co. and Related Financial Presentation.  The Board considered the financial presentation of Cantor Fitzgerald made to the Board on March 11, 2019, including on opinion verbally rendered regarding the then-proposed offer price, which was followed by delivery of a written opinion to the Board, dated March 12, 2019, to the effect that, as of such date and based upon and subject to various assumptions, matters considered and limitations, conditions and qualifications described in its opinion, the Offer Price of $19.00 per Share to be received in the Offer and the Merger, taken together, by holders of the outstanding shares of Company Common Stock (other than Smith & Nephew, Parent, Purchaser, Mr. Friedli and their respective affiliates) was fair from a financial point of view to such holders. For a description of Cantor Fitzgerald's opinion, please see below under "—Opinion of Cantor Fitzgerald & Co." The written opinion delivered by Cantor Fitzgerald is attached to this Schedule 14D-9 as Annex A.

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  Negotiation Process.  The Board considered its belief that, after extensive negotiations, the Company obtained the highest price that Parent is willing to pay for the Company, as evidenced by the Company's ability to increase the Offer Price relative to Parent's initial offer of $17.50 per Share. The Board considered the fact that the terms of the Offer and the Merger were the result of robust arm's-length negotiations conducted by the Chairman of the Board, with the knowledge and at the direction of the Board, with the assistance of experienced outside legal counsel.

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  Speed of Completion.  The Board considered the anticipated timing of the consummation of the transactions contemplated by the Merger Agreement, and the structure of the transaction as a tender offer for the Shares, which, subject to the satisfaction or waiver of the applicable conditions set forth in the Merger Agreement, should allow stockholders to receive the consideration for their Shares in a relatively short time frame, followed by the Merger in which stockholders who did not tender their Shares will receive the same consideration as received by those stockholders who tender their Shares in the Offer. The Board considered that the potential for closing in a relatively short timeframe could also reduce the amount of time in which the Company's business would be subject to the potential disruption and uncertainty pending closing.

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  Conditions to Consummation of the Merger; Likelihood of Closing the Merger.  The Board considered the strong likelihood that the Merger will be consummated if the Acceptance Time occurs, given that the consummation of the Merger is subject to limited additional conditions following the Acceptance Time of the Offer and that the parties elected to have the Merger Agreement be effected pursuant to Section 3-106.1 of the MGCL to enable consummation of the Merger as promptly as possible following the Acceptance Time without a vote of the Company's stockholders.

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  Terms of the Merger Agreement.  The Board considered the terms and conditions of the Merger Agreement, including:

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  the right of the Company, under certain circumstances to entertain an unsolicited proposal that constitutes or is reasonably likely to result in a proposal superior to the Offer and the Merger such that any other potentially interested party will have the opportunity to submit a competing proposal, if they so desire, during the period prior to the closing of the Offer;

  •
  the right of the Board, under certain circumstances and subject to certain conditions, to withdraw or modify its recommendation in favor of the Offer if the Board determines, in good faith, after consultation with outside counsel, that the failure to do so would be reasonably likely to be inconsistent with its fiduciary duties under applicable law in the following circumstances: (i) the Company receives a takeover proposal that the Board determines, in good faith, after consultation with outside counsel and a financial advisor, constitutes a superior proposal or (ii) a change, effect, event, occurrence or fact that materially affects the Company and its subsidiaries, taken as a whole (other than any change, effect, event, occurrence or fact resulting from a material breach of the Merger Agreement by the Company) occurs or arises after the date of the Merger Agreement that was not known or reasonably foreseeable to the Board as of the date of the Merger Agreement, which change, effect, event, occurrence or fact becomes known to the Board prior to the consummation of the Offer;

  •
  the requirement that the Company pay a termination fee of $18,682,450, representing approximately 2.8% of the fully diluted equity value of the Company at the Offer Price of $19.00 per Share, which the Board believes would not unreasonably deter another party with the strategic interest and financial capability from making a competing proposal for the Company;

  •
  the fact that the Merger Agreement includes customary representations and warranties which are in many instances qualified as to materiality or "Material Adverse Effect";

  •
  the obligation of Parent to use its reasonable best efforts to take actions necessary to obtain antitrust approval of the Offer, the Merger and the other transactions contemplated by the Merger Agreement; and

  •
  the conditions to the Offer, including the Minimum Tender Condition, which, if satisfied, would demonstrate strong support by the Company's stockholders for the Transaction.

        In reaching its determinations and recommendations described above, the Board also considered the following potentially negative factors:

  •
  No Participation in the Company's Future Growth or Earnings.  The Board considered that if the Offer and the Merger are consummated, stockholders of the Company will receive the Offer Price in cash and will no longer have the opportunity to participate in any future earnings or growth of the Company or the combined company or benefit from any potential future appreciation in the value of the Shares, including any value that could be achieved if the Company engages in future strategic or other transactions.

  •
  Disruption of the Company's Business.  The Board considered the effect of a public announcement of the Transaction on the Company's operations, stock price and employees and its ability to attract and retain key management, sales and other personnel while the Offer and the Merger are pending and the potential adverse effects on the financial and other results of the Company as a result of that disruption.

  •
  Non-Solicitation Covenant.  The Board considered that the Merger Agreement imposes restrictions on the Company's solicitation of acquisition proposals from third parties and requires the Company to provide Parent with an opportunity to propose adjustments to the Merger Agreement prior to the Company being able to terminate the Merger Agreement and accept a superior proposal, although the Board believes this would not preclude another potential acquiror from submitting a proposal to acquire the Company.

  •
  Termination Fee.  The Board considered the fact that the Company must pay Parent a termination fee of $18,682,450 if the Merger Agreement is terminated under certain circumstances, including to accept a superior proposal, and that the amount of the termination fee is comparable to termination fees in transactions of a similar size and would not likely deter competing bids and would not likely be required to be paid unless the Company entered into a more favorable transaction. The Board also recognized that the provisions in the Merger Agreement relating to these fees were insisted upon by Parent as a condition to entering into the Merger Agreement.

  •
  Interim Operating Covenants.  The Board considered that the Merger Agreement imposes restrictions on the conduct of the Company's business prior to the consummation of the Offer, requiring the Company to conduct its and its subsidiaries' business in the ordinary course of business, which may delay or prevent the Company from undertaking business opportunities that may arise pending completion of the Offer and the Merger.

  •
  Risks the Offer and the Merger May Not Be Completed.  The Board considered the possibility that the Transaction might not be consummated, including the adverse effects that a failure to consummate the Transaction could have on the Company's business, the market price for the Shares and the Company's relationships with employees, suppliers and others, including the fact that (i) the Company's directors, senior management and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the Transaction; (ii) the Company will have incurred significant transaction costs; (iii) the market's perception of the Company's prospects could be adversely affected; and (iv) the Company's continuing business relationships may be disrupted.

  •
  Appraisal Rights.  The Board considered that holders of Shares who do not tender their Shares in the Offer do not have appraisal rights under Maryland law.

  •
  Regulatory Matters.  The Board considered the regulatory approvals that would be required to consummate the Transaction and the prospects for receiving such approvals. The Board considered the fact that the parties would be required to use their respective reasonable best efforts to satisfy the closing conditions relating to certain regulatory matters, including by making required filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the rules and regulations promulgated thereunder, and taking certain other necessary actions.

  •
  Potential Conflicts of Interest.  The Board considered the potential conflict of interest created by the fact that the Company's executive officers and directors have financial interests in the transactions contemplated by the Merger Agreement, including the Offer and the Merger, which may be different from or in addition to those of other stockholders, as more fully described in

    "Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Company Directors and Executive Officers."

  •
  Tax Treatment.  The Board considered that the receipt of the Offer Price and the consideration payable in the Merger will generally be taxable to stockholders of the Company for U.S. federal income tax purposes. The Board believed that this was mitigated by the fact that the entire consideration payable in the Offer and the Merger would be cash, providing adequate cash for the payment of any taxes due.

        The foregoing discussion of the factors considered by the Board is not intended to be exhaustive, but rather includes the principal factors considered by the Board. The Board collectively reached the conclusion to approve the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement in light of the various factors described above and other factors that the members of the Board believed were appropriate. The Board did not assign relative weights to the foregoing factors or determine that any factor was of particular importance. Rather, the Board viewed its positions and recommendation as being based on the totality of information presented to, and considered by, it. In considering the factors discussed above, individual directors may have given different weights to different factors.

Intent to Tender

        As of March 19, 2019, the directors and officers of the Company, as a group, beneficially owned 14,919,330 Shares (excluding any Shares deliverable upon exercise or conversion of any Company Stock Options), representing approximately 43.2% of the then-outstanding Shares. To the Company's knowledge, after making reasonable inquiry, each of the Company's executive officers and directors currently intends to tender or cause to be tendered all Shares held of record or beneficially by such holder pursuant to the Offer (other than Shares as to which such holder does not have discretionary authority (which, in the case of Mr. Friedli, includes any Shares held by New Venturetec AG, for which he does not have discretionary authority), Shares which may be retained in order to facilitate estate and tax planning dispositions and any Shares deliverable upon exercise or conversion of Company Stock Options).

Opinion of Cantor Fitzgerald & Co.

        In connection with the Transaction, Cantor Fitzgerald delivered to the Board a written opinion dated March 12, 2019, to the effect that, as of that date and based on and subject to various assumptions, matters considered and limitations, conditions and qualifications described in its opinion, the $19.00 per share cash consideration (the "Consideration") to be received in the Offer and the Merger, taken together, by holders of the outstanding shares of Company Common Stock (other than Smith & Nephew, Parent, Purchaser, Mr. Friedli and their respective affiliates (the "Specified Holders")) was fair, from a financial point of view, to such holders. Cantor Fitzgerald was engaged solely to render the opinion to the Board.

        The full text of Cantor Fitzgerald's opinion describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Cantor Fitzgerald. This opinion is attached as Annex A and is incorporated herein by reference. Cantor Fitzgerald's opinion was provided for the benefit and use of the Board (in its capacity as such) in connection with its consideration of the Transaction. Cantor Fitzgerald's opinion did not constitute a recommendation to the Board in connection with the Transaction, nor did the opinion constitute a recommendation to any holders of Company Common Stock as to whether to tender any such Shares pursuant to the Offer or how any holders of Company Common Stock should act with respect to the Transaction or any related matter. Cantor Fitzgerald's opinion did not address the Company's underlying business decision to pursue the Transaction, the relative merits of the Transaction as compared to any alternative business or financial strategies that might exist for the Company or the effects of any other transaction in which the Company might engage. The following summary is qualified in its entirety by reference to the full text of Cantor Fitzgerald's opinion.

        In the course of performing its reviews and analyses for rendering its opinion, Cantor Fitzgerald:

  •
  reviewed a draft of the Merger Agreement, dated March 11, 2019;

  •
  reviewed the Company's Annual Reports on Form 10-K for the years ended December 31, 2017, 2016 and 2015, its Quarterly Reports on Form 10-Q for the periods ended March 31, 2018, June 30, 2018 and September 30, 2018, its preliminary results for the quarter ended and year ended December 31, 2018 and its Current Reports on Form 8-K filed since September 30, 2018;

  •
  reviewed certain operating and financial information relating to the Company's business and prospects, including projections for the Company for the four years ended December 31, 2022, all as prepared and provided to Cantor Fitzgerald by the Company's management;

  •
  met with certain members of the Company's senior management to discuss the Company's business, operations, historical and projected financial results and future prospects;

  •
  reviewed the historical prices, trading multiples and trading volume of Company Common Stock;

  •
  reviewed certain publicly available financial data, stock market performance data and trading multiples of companies which Cantor Fitzgerald deemed generally comparable to the Company;

  •
  reviewed the terms of certain relevant mergers and acquisitions involving companies which Cantor Fitzgerald deemed generally comparable to the Company;

  •
  performed a discounted cash flow analysis based on the projections for the Company furnished to Cantor Fitzgerald by the Company's management; and

  •
  conducted such other studies, analyses, inquiries and investigations as Cantor Fitzgerald deemed appropriate.

        Cantor Fitzgerald relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information provided to or discussed with Cantor Fitzgerald by the Company or obtained by Cantor Fitzgerald from public sources, including, without limitation, the projections referred to above. With respect to the projections, Cantor Fitzgerald relied on representations that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company's senior management as to the expected future performance of the Company. Cantor Fitzgerald did not assume any responsibility for the independent verification of, and did not independently verify, any such information, including, without limitation, the projections; Cantor Fitzgerald expressed no view or opinion as to such projections or the assumptions upon which they were based; and Cantor Fitzgerald further relied upon the assurances of the Company's senior management that it was unaware of any facts that would make the information or projections incomplete or misleading. Cantor Fitzgerald assumed that the executed Merger Agreement would not differ in any material respect from the draft reviewed by Cantor Fitzgerald.

        In arriving at its opinion, Cantor Fitzgerald did not perform or obtain any independent appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor was Cantor Fitzgerald furnished with any such appraisals. Cantor Fitzgerald did not solicit, nor was it asked to solicit, third party acquisition interest in the Company. In addition, Cantor Fitzgerald did not participate, nor was it asked to participate, in negotiating the terms of the Transaction. Cantor Fitzgerald assumed that the Transaction will be consummated in a timely manner and in accordance with the terms of the Merger Agreement without any limitations, restrictions, conditions, amendments or modifications, regulatory or otherwise, that collectively would have a material effect on the Company or the Transaction. Cantor Fitzgerald is not a legal, regulatory, tax or accounting expert and relied on the assessments made by the

Company and its advisors with respect to such issues. Cantor Fitzgerald's opinion did not address any legal, regulatory, tax or accounting matters.

        Cantor Fitzgerald did not express any opinion as to the price or range of prices at which the Shares might trade subsequent to the announcement of the Transaction. Cantor Fitzgerald's opinion only addressed the fairness, from a financial point of view, to the holders of Company Common Stock (other than the Specified Holders) of the Consideration and did not address any other term, aspect or implication of the Transaction, including, without limitation, the form or structure of the Transaction or any term, aspect or implication of any tender and support agreements with Parent entered into by certain holders of Company Common Stock. In addition, Cantor Fitzgerald did not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of the Company's officers, directors or employees, or any class of such persons, in connection with the Transaction relative to the Consideration.

        Cantor Fitzgerald's opinion was authorized for issuance by Cantor Fitzgerald's Fairness Opinion and Valuation Committee. Cantor Fitzgerald's opinion was subject to the assumptions, limitations, qualifications and other conditions contained therein and was necessarily based on economic, market and other conditions, and the information made available to Cantor Fitzgerald, as of the date of its opinion. Cantor Fitzgerald assumed no responsibility for updating or revising its opinion based on circumstances or events occurring after the date of Cantor Fitzgerald's opinion.

        In connection with rendering its opinion to the Board, Cantor Fitzgerald performed a variety of financial and comparative analyses, which are summarized below. The following summary is not a complete description of all analyses performed and factors considered by Cantor Fitzgerald in connection with its opinion. The preparation of a financial opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. With respect to the selected publicly traded companies and selected precedent transactions analyses summarized below, no company or transaction used as a comparison was identical to the Company or the Transaction. These analyses necessarily involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading or acquisition values of the companies concerned. For purposes of the analyses described below, implied multiples for selected companies and selected transactions that were considered not meaningful or were not publicly available were not included in the high, mean, median and low multiples for the selected companies and the selected transactions.

        Cantor Fitzgerald believes that its analyses and the summary below must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying Cantor Fitzgerald's analyses and opinion. Cantor Fitzgerald did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its opinion, but rather arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole.

        The estimates of the future performance of the Company in or underlying Cantor Fitzgerald's analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than those estimates. In performing its analyses, Cantor Fitzgerald considered industry performance, general business and economic conditions and other matters, many of which were beyond the control of the Company. Estimates of the financial value of companies do not purport to be appraisals or necessarily reflect the prices at which companies or securities actually may be sold or acquired.

        The Consideration was determined through negotiation between the Company and Smith & Nephew, and the decision by the Company to enter into the Merger Agreement was solely that of the Board. Cantor Fitzgerald's opinion and financial analyses were only one of many factors considered by the Board in its evaluation of the Transaction and should not be viewed as determinative of the views of the Board or the Company's management with respect to the Transaction or the consideration payable in the Transaction.

        The following is a brief summary of the material financial analyses performed by Cantor Fitzgerald in connection with its opinion. The order in which such summary is presented does not represent the relative importance of such analyses. In addition, the financial analyses summarized below include information presented in tabular format. In order to fully understand Cantor Fitzgerald's financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Cantor Fitzgerald's financial analyses.

        Selected Publicly Traded Companies Analysis.    Cantor Fitzgerald reviewed selected financial and stock market data of the Company and the following 11 selected publicly traded life sciences and/or medical device companies in the field of regenerative medicine:

  •
  Advanced Medical Solutions Group plc

  •
  Anika Therapeutics Inc.

  •
  Axogen, Inc.

  •
  CryoLife, Inc.

  •
  Integra LifeSciences Holdings Corp

  •
  MiMedx Group, Inc.

  •
  Organogenesis Holdings Inc.

  •
  Orthofix Medical Inc.

  •
  RTI Surgical, Inc.

  •
  SeaSpine Holdings Corp.

  •
  Tissue Regenix Group

        Cantor Fitzgerald reviewed enterprise values of the selected companies, calculated as fully diluted equity values based on closing stock prices on March 11, 2019, less cash, plus debt, plus non-controlling interest, plus preferred equity, plus other contingent liabilities, as multiples of calendar years 2018 (historical), 2019 (estimated) and 2020 (estimated) revenue, which ranged from 1.0x to 8.2x for calendar year 2018 (historical), 0.8x to 6.2x for calendar year 2019 (estimated) and 1.2x to 5.1x for calendar year 2020 (estimated). The mean and median revenue multiples observed in this analysis for the selected companies were 3.9x and 4.1x, respectively, for calendar year 2018 (historical), 3.4x and 3.6x, respectively, for calendar year 2019 (estimated) and 3.1x and 2.6x, respectively, for calendar year 2020 (estimated), as compared to the corresponding implied transaction multiples for the Company based on the Consideration of $19.00 of 4.4x for calendar year 2018 (historical), 4.0x for calendar year 2019 (estimated) and 3.6x for calendar year 2020 (estimated).

        Cantor Fitzgerald also reviewed enterprise values of the selected companies as multiples of calendar years 2018 (historical) and 2019 (estimated) earnings before interest, taxes, depreciation and amortization, adjusted for extraordinary expenses, non-recurring expenses and stock-based compensation ("Adjusted EBITDA"), which ranged from 3.5x to 38.5x for calendar year 2018 (historical) and 2.8x to 27.6x for calendar year 2019 (estimated). Excluding the overall high and low multiples and multiples considered not meaningful, the mean and median Adjusted EBITDA multiples observed in this analysis for the selected companies were 13.9x and 13.5x, respectively, for calendar year 2018 (historical), and 13.1x and 11.5x for calendar year 2019 (estimated), as compared to the corresponding implied transaction multiples for the Company based on the Consideration of $19.00 of 39.1x for calendar year 2018 (historical) and 23.7x for calendar year 2019 (estimated).

        Financial data of the selected companies were based on publicly available research analysts' estimates, public filings and other publicly available information. Calendar year 2020 (estimated) revenue data was not publicly available for two of the selected companies, and calendar year 2019 (estimated) Adjusted EBITDA data was not publicly available for one of the selected companies. Financial data of the Company were based on internal estimates of the Company's management.

        Cantor Fitzgerald then applied selected ranges of calendar years 2018 (historical), 2019 (estimated) and 2020 (estimated) revenue multiples of 3.5x to 4.5x, 3.0x to 4.0x and 2.5x to 3.5x, respectively, derived from the selected companies to corresponding data of the Company. Cantor Fitzgerald also applied selected ranges of calendar years 2018 (historical) and 2019 (estimated) Adjusted EBITDA multiples of 12.0x to 20.0x and 11.0x to 20.0x, respectively, derived from the selected companies to corresponding data of the Company. This analysis indicated the following approximate implied per share equity value reference ranges for the Company, as compared to the Consideration:

Implied Per Share Equity Value Reference Ranges Based on:
CY2018A Revenue	CY2019E Revenue	CY2020E Revenue	Consideration
$15.41 - $19.48	$14.62 - $19.11	$13.49 - $18.44	$19.00

Implied Per Share Equity Value Reference Ranges Based on:
CY2018A Adjusted EBITDA	CY2019E Adjusted EBITDA	Consideration
$6.57 - $10.26	$9.33 - $16.09	$19.00

        Selected Precedent Transactions Analysis.    Cantor Fitzgerald reviewed, to the extent publicly available, financial information for the following 14 selected transactions which involved life sciences and/or medical device target companies in the field of regenerative medicine:

Announcement Date	Acquiror	Target
01/10/17	Integra LifeSciences Holdings Corporation	Derma Sciences, Inc.
12/20/16	Allergan plc	LifeCell Corporation
07/28/16	Derma Sciences, Inc.	BioD, LLC
06/28/15	Integra LifeSciences Holdings Corporation	TEI Biosciences Inc. and TEI Medical Inc.
10/23/14	Globus Medical, Inc.	Transplant Technologies of Texas, Ltd.
01/16/14	Organogenesis Holdings Inc.	Shire plc (DERMAGRAFT)
10/28/13	Integra LifeSciences Holdings Corporation	Covidien (Confluent Surgical line)
06/11/13	RTI Surgical Holdings, Inc.	Pioneer Surgical Technology, Inc.
11/28/12	Smith & Nephew plc	Healthpoint, Ltd.
05/03/12	Royal DSM N.V.	Kensey Nash Corporation
12/13/11	Baxter International Inc.	Synovis Life Technologies Inc.
07/13/11	Apax Partners LLP	Kinetic Concepts, Inc. (Acelity L.P. Inc.)
05/17/11	Shire plc	Advanced BioHealing, Inc.
05/16/11	Stryker Corporation	Orthovita Inc.

        Cantor Fitzgerald reviewed enterprise values of the selected transactions, calculated as the purchase prices paid for the target companies' equity (both with and without the maximum amount of available contingent consideration (if any)), less cash, plus debt, plus non-controlling interest, plus preferred equity, plus other contingent liabilities, as a multiple of the last twelve months ("LTM") revenue, which ranged from 1.0x to 6.4x. The mean and median LTM revenue multiples observed in this analysis for the selected transactions were 3.7x and 3.8x, respectively, when the enterprise values of the selected transactions included the maximum amount of available contingent consideration (if any), and 3.2x and 3.3x, respectively, when the enterprise values of the selected transactions excluded the maximum amount of available contingent consideration (if any), as compared to the corresponding implied transaction multiple for the Company based on the Consideration of $19.00 of 4.4x for calendar year 2018 (historical).

        Cantor Fitzgerald also reviewed enterprise values of the selected transactions as a multiple, to the extent publicly available, of LTM Adjusted EBITDA, which ranged from 7.8x to 70.3x. LTM Adjusted EBITDA data was not available for nine of the selected transactions.

        Financial data of the selected transactions were based on publicly available information. Financial data of the Company were based on internal data provided by the Company's management.

        Cantor Fitzgerald then applied a selected range of revenue multiples of 3.25x to 4.5x derived from the selected transactions to the Company's calendar 2018 (historical) revenue. Cantor Fitzgerald also applied a selected range of LTM Adjusted EBITDA multiples of 11.0x to 16.0x derived from the selected transactions to the Company's calendar 2018 (historical) Adjusted EBITDA. This analysis indicated the following approximate implied per share equity value reference ranges for the Company, as compared to the Consideration:

Implied Per Share Equity Value Reference Ranges Based on:
CY2018 Revenue	CY2018 Adjusted EBITDA	Consideration
$14.39 - $19.48	$6.10 - $8.41	$19.00

        Discounted Cash Flow Analysis.    Cantor Fitzgerald performed a discounted cash flow analysis of the Company by calculating the estimated present value of the standalone unlevered, after-tax free cash flows that the Company was forecasted to generate during the period beginning March 31, 2019 through December 31, 2022 based on internal estimates provided by the Company's management. The implied terminal value of the Company was derived by applying to the Company's calendar year 2022 (estimated) revenue a range of selected terminal revenue multiples of 3.0x to 4.0x. Present values of cash flows and terminal values were calculated using a discount rate range of 10.5% to 12.5%. This analysis indicated the following approximate implied per share equity value reference ranges for the Company, as compared to the Consideration:

Implied Per Share Equity Value Reference Ranges	Consideration
$14.76 - $19.72	$19.00

        Other Information.    In rendering its opinion, Cantor Fitzgerald also reviewed and considered other factors, including the following:

  •
  historical trading prices and trading volumes of Company Common Stock during the one-year period ended March 11, 2019, which reflected low and high closing prices for Company Common Stock during such period of $7.20 and $18.88; and

  •
  the mean, and median Adjusted EBITDA multiples (including the overall high and low multiples) for the selected companies in the selected publicly traded companies analysis of 16.0x and 13.5x, respectively, for calendar year 2018 (historical) and 13.7x and 11.5x, respectively, for calendar year 2019 (estimated).

Miscellaneous

        Cantor Fitzgerald and/or its affiliates may seek to provide the Company and Smith & Nephew and their respective affiliates with certain investment banking and other services unrelated to the Transaction in the future. In the ordinary course of business, Cantor Fitzgerald and its affiliates may actively trade (for their own accounts and for the accounts of their customers) certain equity and debt securities, bank debt and/or other financial instruments issued by the Company and/or Smith & Nephew and their respective affiliates, as well as derivatives thereof, and, accordingly, may at any time hold long or short positions in such securities, bank debt, financial instruments and derivatives.

        Cantor Fitzgerald was selected to provide the opinion to the Board in connection with the Transaction because Cantor Fitzgerald is a leading provider of advisory and capital markets services to corporate and financial sponsor clients across the globe.

        During the two years preceding the date of Cantor Fitzgerald's opinion, Cantor Fitzgerald has not provided any financial advisory or other investment banking services to the Company, Smith & Nephew or Parent for which Cantor Fitzgerald received a fee.

        For a description of the terms of Cantor Fitzgerald's engagement, see the discussion under "Item 5. Persons/Assets Retained, Employed, Compensated or Used" below.

Certain Unaudited Prospective Financial Information

        The Company does not as a matter of course make public long-term projections as to future performance, earnings or other results, due to, among other reasons, the inherent uncertainty of underlying assumptions and estimates. However, in connection with the Transaction, the Company's management prepared and provided to Smith & Nephew certain unaudited prospective financial information regarding the Company's operations for calendar years 2019 through 2022 (the "Company projections"). The Company projections were provided to the Board and Cantor Fitzgerald, including in connection with Cantor Fitzgerald's financial analyses described above under the section entitled "—Opinion of Cantor Fitzgerald & Co." The below summary of the Company projections is included for the purpose of providing stockholders access to certain nonpublic information that was furnished to certain parties in connection with the Transaction, and such information may not be appropriate for other purposes, and is not included to influence any stockholder's decision whether to tender his, her or its Shares in the Offer.

        The Company projections were not prepared with a view toward public disclosure, the published guidelines of the SEC regarding projections, the use of non-GAAP financial measures or forward-looking statements, or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial projections. None of the Company, Smith & Nephew, Cantor Fitzgerald or their respective officers, directors, affiliates, advisors or other representatives considered, or now consider, the inclusion of the Company projections to be regarded as an indication that the Company projections are necessarily predictive of actual future events or results and such information should not be relied upon as such, and readers of this Schedule 14D-9 are cautioned not to place undue reliance on the Company projections. The Company projections included in this Schedule 14D-9 have been prepared by, and are the responsibility of, the Company's management.

        While presented with numeric specificity, this unaudited prospective financial information was based on numerous variables and assumptions (including assumptions related to industry performance and general business, economic, market and financial conditions and additional matters specific to the

Company's business) that are inherently subjective and uncertain and are beyond the control of the Company's management. Important factors that may affect actual results and cause this unaudited prospective financial information not to be achieved include, but are not limited to, risks and uncertainties relating to the Company's business (including its ability to achieve strategic goals, objectives and targets over applicable periods), industry performance, general business and economic conditions and other factors described in the section entitled "Cautionary Statement Regarding Forward-Looking Statements" beginning on page 34. This unaudited prospective financial information also reflects numerous variables, expectations and assumptions available at the time it was prepared as to certain business decisions that are subject to change. As a result, actual results may differ materially from those contained in this unaudited prospective financial information. Accordingly, there can be no assurance that the projected results summarized below will be realized. Stockholders are urged to review the most recent SEC filings of the Company for a description of the reported and anticipated results of operations and financial condition and capital resources, including in "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Company's Annual Report on Form 10-K for the year ended December 31, 2018. None of the Company, Smith & Nephew, Cantor Fitzgerald or their respective officers, directors, affiliates, advisors or other representatives can give you any assurance that actual results will not differ materially from this unaudited prospective financial information.

        THE COMPANY UNDERTAKES NO OBLIGATION TO UPDATE OR OTHERWISE REVISE OR RECONCILE THE BELOW UNAUDITED PROSPECTIVE FINANCIAL INFORMATION TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE THIS UNAUDITED PROSPECTIVE FINANCIAL INFORMATION WAS GENERATED OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH INFORMATION ARE SHOWN TO BE IN ERROR. SINCE THE UNAUDITED PROSPECTIVE FINANCIAL INFORMATION COVERS MULTIPLE YEARS, SUCH INFORMATION BY ITS NATURE BECOMES SUBJECT TO GREATER UNCERTAINTY WITH EACH SUCCESSIVE YEAR.

        The Company has not made and makes no representation to Smith & Nephew or any of the Company's stockholders, in the Merger Agreement or otherwise, concerning the below unaudited prospective financial information or regarding the Company's actual performance compared to the unaudited prospective financial information or that the projected results will be achieved. In light of the foregoing factors and the uncertainties inherent in the unaudited prospective financial information, the Company urges all of our stockholders not to place undue reliance on such information and to review the Company's most recent SEC filings for a description of the Company's reported financial results.

        Neither Ernst & Young LLP, the Company's independent accountant, nor any other independent accountants have compiled, examined or performed any audit or other procedures with respect to the unaudited prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability.

        The Company projections were based on numerous variables and assumptions, including the following: (i) annual revenue growth of 14% in 2019 and 10% in each of 2020, 2021 and 2022, (ii) group purchasing organization fees, bad debt reserve and sales returns equal to 1.8%, 4.0% and 0.5%, respectively, of gross revenue, (iii) capital expenditures of $3.0 million annually beginning in 2020, (iv) compensation expense increase of 5% annually and (v) the contingencies relating to any contingent payments would not be satisfied.

        The following table presents a summary of the Company projections for the calendar years ending 2019 through 2022 for the Company on a standalone basis.

	Year Ending December 31,
	2019E	2020E	2021E	2022E
	($ in millions)
Net Revenue	$157.4	$173.2	$190.3	$209.2
Cost of Revenue	(32.5)	(30.4)	(32.5)	(36.0)

Gross Profit	$125.0	$142.8	$157.8	$173.2
Selling, R&D, General & Administrative Expense	(102.5)	(115.0)	(124.7)	(136.7)
Mesoblast Royalty(1)	0.4	0.4	0.4	0.4

EBITDA(2)	$22.9	$28.2	$33.5	$36.9
Extraordinary Professional Fees	3.3	—	—	—

Adjusted EBITDA(3)	$26.2	$28.2	$33.5	$36.9
Capital Expenditures	(1.1)	(3.0)	(3.0)	(3.0)
Change in Net Working Capital	(1.3)	—	—	—

Free Cash Flow(4)	$23.8	$25.2	$30.5	$33.9

(1)
The Company sold its culturally expanded mesenchymal stem cell technology (including the Company's stem cell drug Prochymal and other related assets) to Mesoblast in October 2013. Pursuant to the purchase agreement with Mesoblast, the Company is entitled to earn cash royalties on future sales by Mesoblast of Prochymal and other products utilizing the technology acquired from the Company.

(2)
EBITDA is defined as earnings before interest, taxes, depreciation, amortization and stock based compensation. EBITDA is a non-GAAP financial performance measure and should not be used as an alternative to net income as an indicator of operating performance.

(3)
Adjusted EBITDA is EBITDA adjusted to exclude extraordinary professional fees related to the restatement of the Company's 2015 interim financial statements and the restatement of the Company's 2014 financial statements and the related legal proceedings. Adjusted EBITDA is a non-GAAP financial performance measure and should not be used as an alternative to net income as an indicator of operating performance.

(4)
Free cash flow is defined as cash from operating activities less capital expenditures and change in net working capital. Free cash flow is a non-GAAP financial performance measure and should not be used as an alternative to cash from operating activities as a measure of liquidity.

ITEM 5.    PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

        The Company has retained Cantor Fitzgerald to render the opinion described in "Item 4. The Solicitation or Recommendation—Opinion of Cantor Fitzgerald & Co.," which is attached as Annex A hereto. Under the terms of Cantor Fitzgerald's engagement, the Company agreed to pay Cantor Fitzgerald a fee of $700,000 upon delivery of Cantor Fitzgerald's opinion. In addition, the Company agreed to reimburse Cantor Fitzgerald for certain of its expenses, including fees and expenses of counsel, and to indemnify Cantor Fitzgerald and related parties against liabilities, including liabilities under federal securities laws, arising out of or in connection with the services rendered by Cantor Fitzgerald under its engagement.

        For information regarding the Company's retention of Cantor Fitzgerald, see "Item 4. The Solicitation or Recommendation—Opinion of Cantor Fitzgerald & Co."

        Neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer.

ITEM 6.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY

Securities Transactions

        No transactions with respect to shares of Company Common Stock have been effected by the Company or, to the Company's knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9.

ITEM 7.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

        Except as otherwise set forth in this Schedule 14D-9 (including in the exhibits to this Schedule 14D-9) or as incorporated in this Schedule 14D-9 by reference, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (i) a tender offer for, or other acquisition of, Shares by the Company, any of its subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of the Company.

        Except as described above or otherwise set forth in this Schedule 14D-9 (including in the exhibits to this Schedule 14D-9) or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the Board, agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in the preceding paragraph.

ITEM 8.    ADDITIONAL INFORMATION

        The information set forth under "Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Company Directors and Executive Officers—Golden Parachute Compensation," as it relates to the Company's named executive officers and to the extent required by Item 402(t) of Regulation S-K, is incorporated herein by reference.

Regulatory Approvals

U.S. Antitrust

        Under the HSR Act, and the rules that have been promulgated thereunder, certain acquisition transactions may not be consummated unless Premerger Notification and Report Forms have been filed with the Federal Trade Commission (the "FTC") and the Antitrust Division of the United States Department of Justice (the "Antitrust Division") and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer and the Merger is subject to such requirements.

        The parties agreed in the Merger Agreement to file Premerger Notification and Report Forms under the HSR Act with the Antitrust Division and the FTC in connection with the Transaction as promptly as practicable, but in any event within 10 business days following the execution and delivery of the Merger Agreement. The waiting period applicable to the purchase of Shares pursuant to the Offer will expire at 11:59 p.m., New York City time, 15 calendar days after Parent makes such filing, but the period may be shortened if the FTC or the Antitrust Division, as applicable, grants "early termination" of the waiting period, or it may be lengthened if Parent voluntarily withdraws and refiles its Premerger Notification and Report Form in order to restart the 15-day waiting period, or if the reviewing agency issues a formal request for additional information and documentary material. If such a request is made, the waiting period will be extended until 11:59 p.m., New York City time, ten calendar days after substantial compliance by Parent with such request. Thereafter, such waiting period can be extended only by court order or agreement of Parent, the Company, Purchaser and the Antitrust Division or the FTC, as applicable.

Other Antitrust Approvals

        Except as described above, the Company is not currently aware of any antitrust or merger control statutes or regulations of foreign countries that would require the filing of information with, or the obtaining of the approval of, antitrust or competition authorities therein with respect to the purchase of Shares pursuant to the Offer or the Merger.

Regulatory Review

        The Antitrust Division and the FTC frequently scrutinize the legality of transactions such as the Offer or the Merger under applicable antitrust and competition laws. At any time before or after the consummation of any such transactions, certain of these authorities could take such actions as they deem necessary or desirable, including seeking to enjoin the purchase of Shares pursuant to the Offer or the Merger, divestiture of the Shares so acquired or divestiture of Parent's or the Company's assets. In some cases, private parties may also bring legal action under the antitrust laws. There can be no assurance that a challenge to the Offer or the Merger on antitrust or competition grounds will not be made, or if such a challenge is made, what the result will be.

State Anti-Takeover Laws

Maryland Business Combination Act

        Purchaser and Parent will not become "interested stockholders" pursuant to the Maryland Business Combination Act ("MBCA"), Sections 3-601 through 3-605 of the MGCL, because the Board approved the Transaction and the Tender and Support Agreement. By virtue of such approval by the Board, the MBCA is rendered inapplicable to the Merger Agreement and the transactions contemplated thereby.

        The MBCA would otherwise apply to the Offer, the Merger or any other "business combination" (as defined in the MBCA) involving Purchaser or Parent (and any of Parent's subsidiaries) and the Company. If the MBCA applied to the Merger, it could significantly delay Purchaser's or Parent's (and any of Parent's subsidiaries') ability to acquire all of the outstanding Shares. The MBCA, in general, prohibits an "interested stockholder" (generally, a stockholder beneficially owning 10% or more of a corporation's outstanding voting stock, or an affiliate or associate of the corporation who beneficially owned 10% or more of the corporation's outstanding voting stock at any time within the preceding two years) from engaging in a business combination (such as a merger or consolidation and certain other transactions) with a Maryland corporation for a period of five years following the most recent date on which such stockholder became an interested stockholder. A person is not an interested stockholder if the corporation's board of directors approved in advance the transaction by which such person would otherwise have become an interested stockholder. In approving such a transaction, the board of directors of a corporation may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board of directors of the corporation.

        After the five-year period following the most recent date on which such stockholder became an interested stockholder, any business combination between the Maryland corporation and the interested stockholder must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least (i) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation, voting together as a single class and (ii) two-thirds of the votes entitled to be cast by holders of voting stock of the corporation, other than voting stock held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

        These super-majority vote requirements do not apply if the holders of common stock receive a minimum price, as defined under the MBCA, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.

        The MBCA permits various exemptions from its provisions, including business combinations that are exempted by the board of directors prior to the time that the interested stockholder becomes an interested stockholder. The approval of the board of directors may be altered or repealed at any time unless the resolution adopted by the board of directors is made irrevocable by its terms.

        The foregoing description of the MBCA is not complete and is qualified in its entirety by reference to the provisions of Sections 3-601 through 3-605 of the MGCL.

Maryland Control Share Acquisition Act

        Pursuant to Article II, Section 13 of the Company's bylaws, Title 3, Subtitle 7 of the MGCL, commonly known as the Maryland Control Share Acquisition Act ("MCSAA"), shall not apply to any acquisition by any person of shares of stock of the Company.

        The MSCAA generally provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of stock as to which the acquiring person, officers of the corporation and employees of the corporation who are also directors of the corporation are entitled to exercise or direct the exercise of the voting power of the shares in the election of directors.

        "Control shares" are voting shares of stock which, if aggregated with all other shares of stock owned by the acquiror or in respect of which the acquiror is entitled to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power: (i) one-tenth or more but less than one-third, (ii) one-third or more but less than a majority or (iii) a majority or more of all voting power. "Control shares" do not include shares that the acquiring person is entitled to vote as a result of having previously obtained stockholder approval. A "control share acquisition" means the acquisition, directly or indirectly, of issued and outstanding control shares, subject to certain exceptions.

        A person who has made or proposes to make a "control share acquisition," upon satisfaction of certain conditions (including an undertaking to pay expenses), may compel the board of directors to call a special meeting of stockholders to be held within 50 days of such demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any meeting of stockholders.

        If voting rights are not approved at the meeting or if the acquiror does not deliver an acquiring person statement as required under the MCSAA, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares, except those for which voting rights have previously been approved, for fair value determined, without regard to voting rights, as of the date of the last control share acquisition by the acquiror or of any meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid in the control share acquisition, and certain limitations and restrictions generally applicable to the exercise of appraisal rights do not apply in the context of a control share acquisition.

        The MCSAA does not apply to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or to acquisitions approved or exempted by the charter or the bylaws of the corporation by a provision adopted at any time before the acquisition of the shares.

        The foregoing description of the MCSAA is not complete and is qualified in its entirety by reference to the provisions of Title 3, Subtitle 7 of the MGCL.

Other State Anti-Takeover Laws

        The Company is not aware of any other state takeover laws or regulations that are applicable to the Offer or the Merger and has not attempted to comply with any state takeover laws or regulations. If any government official or third party should seek to apply any state takeover law to the Offer or the Merger or other business combination between Purchaser or any of its affiliates and the Company, the Company will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, Purchaser may not be obligated to accept for payment or pay for any tendered Shares. See Section 14 "—Conditions to the Offer" in the Offer to Purchase.

Stockholder Vote Not Required

        Because the Merger will be effected pursuant to Section 3-106.1 of the MGCL, no vote or consent of the Company's stockholders will be necessary to effect the Merger. Under Section 3-106.1 of the MGCL, if Purchaser acquires, pursuant to the Offer or otherwise, at least the percentage of Shares that would be required to approve the Merger (which percentage is equal to a majority of the total number of outstanding Shares entitled to vote on the Merger), Purchaser and the Company will be able to effect the Merger after completion of the Offer under the MGCL without any further action by the stockholders of the Company.

Appraisal Rights

        No appraisal rights or rights of an objecting stockholder are available to holders of Shares in connection with the Offer. Appraisal rights will not be available in the Merger because, under Title 3, Subtitle 2 of the MGCL, appraisal rights (or rights of an objecting stockholder) are not available in connection with a short-form merger if, at the time the notice is given under Section 3-106.1 of the MGCL, the Shares are listed on a national securities exchange. Until the Merger is consummated, the Company intends to maintain the listing of the Shares on Nasdaq. The foregoing discussion is not a complete statement of law pertaining to appraisal rights under Maryland law and is qualified in its entirety by reference to Maryland law.

Litigation

        As of the date of this Schedule 14D-9, there are currently no legal proceedings pending relating to the Offer or the Merger.

Cautionary Statement Regarding Forward-Looking Statements

        This communication contains forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, that involve substantial risks and uncertainties, including statements regarding the completion of the transaction with Smith & Nephew. In some cases, you can identify forward-looking statements by terms such as "may," "will," "should," "expect," "plan," "anticipate," "could," "intend," "target," "project," "believe," "estimate," "predict," "potential" or "continue" or the negative of these terms or other similar expressions intended to identify statements about the future. These statements speak only as of the date of this communication and involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. Meaningful factors which could cause actual results to differ from these forward-looking statements include, without limitation: (i) uncertainties as to the timing of the tender offer and the subsequent merger; (ii) the risk that the tender offer or the subsequent merger may not be completed in a timely manner or at all; (iii) uncertainties as to the percentage of the Company's stockholders tendering their Shares in the tender offer; (iv) the possibility that competing offers or acquisition proposals for the Company will be made; (v) the possibility that any or all of the various conditions to the consummation of the tender offer or the subsequent merger may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations or restrictions placed on such approvals); (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, including in circumstances which would require the Company to pay a termination fee; (vii) the effect of the announcement or pendency of the transactions contemplated by the Merger Agreement on the Company's ability to retain and hire key personnel, its ability to maintain relationships with its customers, suppliers and others with whom it does business, or its operating results and business generally; (viii) risks related to diverting management's attention from the Company's ongoing business operations; (ix) the risk that stockholder litigation in connection with the transactions contemplated by the Merger Agreement may result in significant costs of defense, indemnification and liability; and (x) other factors discussed in the "Risk Factors" and the "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections of the Company's Annual Report on Form 10-K for the year ended December 31, 2018, filed with the SEC on March 15, 2019, and risks that may be described in Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings by the Company with the SEC. In addition to the risks described above, other unknown or unpredictable factors also could affect the Company's results. As a result of these factors, we cannot assure you that the forward-looking statements in this communication will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent our views as of the date of this communication. We anticipate that subsequent events and developments may cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this communication. You should read this communication and the documents that we reference in this communication completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

ITEM 9.    EXHIBITS

        The following Exhibits are filed herewith or incorporated herein by reference:

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated March 20, 2019 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Papyrus Acquisition Corp., Smith & Nephew Consolidated, Inc. and Smith & Nephew plc on March 20, 2019 (the "Schedule TO")).
(a)(1)(B)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).
(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).
(a)(1)(F)	Summary Advertisement as published in the New York Times on March 20, 2019 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).
(a)(5)(A)	Press Release of Osiris Therapeutics, Inc., dated March 12, 2019 (incorporated by reference to Exhibit 99.1 to Osiris Therapeutics, Inc.'s Current Report on Form 8-K filed on March 12, 2019).
(a)(5)(B)
Letter from Samson Tom, President and Chief Executive Officer of Osiris Therapeutics, Inc., to Employees of Osiris Therapeutics, Inc., dated March 12, 2019 (incorporated by reference to Exhibit 99.2 to Osiris Therapeutics, Inc.'s Current Report on Form 8-K filed on March 12, 2019).
(a)(5)(C)	Opinion of Cantor Fitzgerald & Co., dated as of March 12, 2019 (included as Annex A to this Schedule 14D-9).
(e)(1)
Agreement and Plan of Merger, dated as of March 12, 2019, by and among Smith & Nephew plc, Smith & Nephew Consolidated, Inc., Papyrus Acquisition Corp. and Osiris Therapeutics, Inc. (incorporated by reference to Exhibit 2.1 to Osiris Therapeutics, Inc.'s Current Report on Form 8-K filed on March 12, 2019).
(e)(2)	Confidentiality Agreement, effective as of July 12, 2018, by and between Osiris Therapeutics, Inc. and Smith & Nephew, Inc. (incorporated by reference to Exhibit (d)(2) to the Schedule TO).
(e)(3)	Tender and Support Agreement, dated as of March 12, 2019, by and among Smith & Nephew Consolidated, Inc., Papyrus Acquisition Corp. and Peter Friedli (filed herewith).
(e)(4)	Amended and Restated 2006 Omnibus Plan, effective as of May 27, 2010 (incorporated by reference to Exhibit 10.1 to Osiris Therapeutics, Inc.'s Current Report on Form 8-K filed on June 2, 2010).
(e)(5)
First Amendment to Amended & Restated 2006 Omnibus Plan, effective as of June 11, 2012 (incorporated by reference to Exhibit 10.1 to Osiris Therapeutics, Inc.'s Current Report on Form 8-K filed on November 9, 2012).
(e)(6)
Second Amendment to Amended & Restated 2006 Omnibus Plan, effective as of May 6, 2014 (incorporated by reference to Exhibit 10.1 to Osiris Therapeutics, Inc.'s Current Report on Form 8-K filed on October 3, 2014).

Exhibit No.	Description
(e)(7)	Osiris Therapeutics, Inc. 2018 Long-Term Incentive Plan (incorporated by reference to Exhibit C to Osiris Therapeutics, Inc.'s Definitive Proxy Statement on Schedule 14A filed on May 11, 2018).
(e)(8)	Form of Indemnification and Advancement of Expenses Letter Agreement (incorporated by reference to Exhibit 10.1 to the Osiris Therapeutics, Inc.'s Current Report on Form 8K filed on July 2, 2018).
(g)	Not applicable.

Annex A—Opinion of Cantor Fitzgerald & Co., dated March 12, 2019.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

Osiris Therapeutics, Inc.
Dated: March 20, 2019	By:	/s/ SAMSON TOM
		Name:	Samson Tom
		Title:	President and Chief Executive Officer

 Annex A

Cantor Fitzgerald & CO. 110 East 59th Street New York, New York 10022 Tel 212.0000.2000 www.cantorfitzgerald.com

March 12, 2019

The Board of Directors
Osiris Therapeutics, Inc.
7015 Albert Einstein Drive
Columbia, MD 21046

Ladies and Gentlemen:

        We understand that Osiris Therapeutics, Inc. ("Osiris"), Smith & Nephew Consolidated, Inc. ("Parent"), a wholly owned subsidiary of Smith & Nephew plc ("Smith & Nephew"), Papyrus Acquisition Corp. ("Sub"), a wholly owned subsidiary of Parent, and Smith & Nephew (solely for certain limited purposes) intend to enter into an Agreement and Plan of Merger to be dated as of March 12, 2019 (the "Agreement"), pursuant to which (i) Sub will commence a tender offer (the "Offer") to purchase all the outstanding shares of common stock, par value $0.001 per share, of Osiris ("Osiris Common Stock") at a per share price of $19.00 in cash (the "Consideration") and (ii) subsequent to the consummation of the Offer, Sub will be merged with and into Osiris (the "Merger" and, together with the Offer, the "Transaction"), and each issued and outstanding share of Osiris Common Stock, other than shares then directly owned by Sub or directly owned by any subsidiary of Osiris, will be converted into the right to receive the Consideration.

        You have provided us with a copy of the Agreement in substantially final form.

        You have asked Cantor Fitzgerald & Co. ("CF&CO") to render our opinion as to whether the Consideration to be received by holders of Osiris Common Stock (other than the Specified Holders (as hereinafter defined)) is fair, from a financial point of view, to such holders. For purposes hereof, the term "Specified Holders" means (i) Smith & Nephew, Parent, Sub and their respective affiliates and (ii) Mr. Peter Friedli and his affiliates.

        In the course of performing our reviews and analyses for rendering this opinion, we have:

  •
  reviewed a draft of the Agreement, dated March 11, 2019;

  •
  reviewed Osiris' Annual Reports to Shareholders and Annual Reports on Form 10-K for years ended December 31, 2017, 2016 and 2015, its Quarterly Reports on Form 10-Q for the periods ended March 31, 2018, June 30, 2018 and September 30, 2018, its preliminary results for the quarter ended and year ended December 31, 2018 and its Current Reports on Form 8-K filed since September 30, 2018;

  •
  reviewed certain operating and financial information relating to Osiris' business and prospects, including projections for Osiris for the four years ended December 31, 2022, all as prepared and provided to us by Osiris' management;

The Board of Directors
Osiris Therapeutics, Inc.
March 12, 2019

  •
  met with certain members of Osiris' senior management to discuss Osiris' business, operations, historical and projected financial results and future prospects;

  •
  reviewed the historical prices, trading multiples and trading volume of Osiris Common Stock;

  •
  reviewed certain publicly available financial data, stock market performance data and trading multiples of companies which we deemed generally comparable to Osiris;

  •
  reviewed the terms of certain relevant mergers and acquisitions involving companies which we deemed generally comparable to Osiris;

  •
  performed a discounted cash flow analysis based on the projections for Osiris furnished to us by Osiris' management; and

  •
  conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.

        We have relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information provided to or discussed with us by Osiris or obtained by us from public sources, including, without limitation, the projections referred to above. With respect to the projections, we have relied on representations that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior management of Osiris as to the expected future performance of Osiris. We have not assumed any responsibility for the independent verification of, and have not independently verified, any such information, including, without limitation, the projections; we express no view or opinion as to such projections or the assumptions upon which they are based; and we have further relied upon the assurances of the senior management of Osiris that it is unaware of any facts that would make the information or projections incomplete or misleading. We have assumed that the executed Agreement will not differ in any material respect from those reviewed by us.

        In arriving at our opinion, we have not performed or obtained any independent appraisal of the assets or liabilities (contingent or otherwise) of Osiris, nor have we been furnished with any such appraisals. We have not solicited, nor were we asked to solicit, third party acquisition interest in Osiris. In addition, we have not participated, nor were we asked to participate, in negotiating the terms of the Transaction. We have assumed that the Transaction will be consummated in a timely manner and in accordance with the terms of the Agreement without any limitations, restrictions, conditions, amendments or modifications, regulatory or otherwise, that collectively would have a material effect on Osiris or the Transaction. We are not legal, regulatory, tax or accounting experts and have relied on the assessments made by Osiris and its advisors with respect to such issues. Our opinion does not address any legal, regulatory, tax or accounting matters.

        We do not express any opinion as to the price or range of prices at which the shares of Osiris Common Stock may trade subsequent to the announcement of the Transaction.

        We have been engaged solely to render this letter and our opinion and will receive a fee for such services payable upon delivery of this letter. In addition, Osiris has agreed to reimburse us for certain expenses and to indemnify us against certain liabilities arising out of our engagement.

The Board of Directors
Osiris Therapeutics, Inc.
March 12, 2019

        CF&CO and/or its affiliates may seek to provide Osiris Therapeutics and Smith & Nephew and their respective affiliates with certain investment banking and other services unrelated to the Transaction in the future.

        Consistent with applicable legal and regulatory requirements, CF&CO has adopted certain policies and procedures to establish and maintain the independence of CF&CO's research departments and personnel. As a result, CF&CO's research analysts may hold views, make statements or investment recommendations and/or publish research reports with respect to Osiris, Smith & Nephew, the Transaction and other participants in the Transaction that differ from the views of CF&CO's investment banking personnel.

        In the ordinary course of business, CF&CO and its affiliates may actively trade (for their own accounts and for the accounts of their customers) certain equity and debt securities, bank debt and/or other financial instruments issued by Osiris and/or Smith & Nephew and their respective affiliates, as well as derivatives thereof, and, accordingly, may at any time hold long or short positions in such securities, bank debt, financial instruments and derivatives.

        It is understood that this letter is intended for the benefit and use of the Board of Directors of Osiris (in its capacity as such) in connection with its consideration of the Transaction. This letter and our opinion are not to be used for any other purpose, or be reproduced, disseminated, quoted from or referred to at any time, in whole or in part, without our prior written consent; provided, however, that this letter may be included in its entirety in the Solicitation/Recommendation Statement on Schedule 14D-9 to be distributed to the holders of Osiris Common Stock in connection with the Offer. This letter and our opinion do not constitute a recommendation to the Board of Directors of Osiris in connection with the Transaction, nor do this letter and our opinion constitute a recommendation to any holders of Osiris Common Stock as to whether to tender any such shares pursuant to the Offer or how any holders of Osiris Common Stock should act with respect to the Transaction or any related matter. Our opinion does not address Osiris' underlying business decision to pursue the Transaction, the relative merits of the Transaction as compared to any alternative business or financial strategies that might exist for Osiris or the effects of any other transaction in which Osiris might engage. Our opinion only addresses the fairness, from a financial point of view, to the holders of Osiris Common Stock (other than the Specified Holders) of the Consideration and does not address any other term, aspect or implication of the Transaction, including, without limitation, the form or structure of the Transaction or any term, aspect or implication of any tender and support agreements with Parent to entered into by certain holders of Osiris Common Stock. In addition, we do not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of Osiris' officers, directors or employees, or any class of such persons, in connection with the Transaction relative to the Consideration.

        Our opinion has been authorized for issuance by the Fairness Opinion and Valuation Committee of CF&CO. Our opinion is subject to the assumptions, limitations, qualifications and other conditions contained herein and is necessarily based on economic, market and other conditions, and the information made available to us, as of the date hereof. We assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof.

The Board of Directors
Osiris Therapeutics, Inc.
March 12, 2019

        Based on and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received by holders of Osiris Common Stock (other than the Specified Holders) is fair, from a financial point of view, to such holders.

Very truly yours,

CANTOR FITZGERALD & CO.

By:	/s/ SAGE KELLY Sage Kelly Head of Investment Banking